Exhibit 99.16

Notice of Annual and Special Meeting of Shareholders and

Management Information Circular

Annual and Special Meeting of Shareholders to be held on June 29, 2021

Dated May 28, 2021

These materials require your immediate attention. Should you not understand the content of this document, please consult your professional advisor.

TABLE OF CONTENTS

Contents

GENERAL INFORMATION	1	Director and Named Executive Officer
Purpose of Solicitation	1	Compensation, excluding Compensation Securities	20
Date of Information	2
Currency	2	Incentive Plan Awards	21
Additional Information	2	Awards Exercised	21
Record Date and Who Can Vote	2	Employment Contracts	21
ATTENDING AND VOTING AT THE MEETING	2	Compensation Discussion and Analysis	22
PROXY INFORMATION	3	Introduction	22
Solicitation of Proxies	3	Compensation Philosophy and Objectives	22
Appointment of Proxyholder – Step I	3	Elements of Compensation	22
Registration of the Proxyholder with Computershare – Step II	4	Risk Assessment and Oversight	23
		Director Compensation	23
Completion of the Form of Proxy	4	INDEBTEDNESS OF DIRECTORS AND OFFICERS	23
Revocation of a Submitted Form of Proxy	4	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	23
Exercise of Discretion by Proxyholders	4
Advice to Non-Registered Shareholders	5	INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	23
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF	6
		CORPORATE GOVERNANCE PRACTICES	23
MATTERS TO BE ACTED UPON	6	Board of Directors	23
ELECTION OF DIRECTORS	7	Board Oversight	24
Advance Notice Provisions	7	Participation of Directors in Other Reporting Issuers	24
Director Nominees	7	Board Responsibility	24
Corporate Cease Trade Orders or Bankruptcies	9	Compensation Oversight	24
Personal Bankruptcies	10	Orientation and Continuing Education	24
Penalties and Sanctions	10	Ethical Business Conduct	25
APPOINTMENT OF AUDITORS	10	Nomination of Directors	25
NAME CHANGE	10	Audit Committee	25
Name Change Resolution	10	Assessments	25
NEW BY-LAW	11	AUDIT COMMITTEE	25
New By-Law Resolution	11	Charter	25
SHARE CONSOLIDATION	11	Composition of the Audit Committee	25
Share Consolidation Resolution	12	Relevant Education and Experience	26
Principal Effects of the Share Consolidation	13	Reliance on Certain Exemptions	26
Risk Factors	13	Audit Committee Oversight	26
Effect on Common Share Certificates	13	Pre-Approval Policies and Procedures	26
No Dissent Rights	14	External Auditor Service Fees (By Category)	26
EQUITY INCENTIVE PLAN AMENDMENT	14	ADDITIONAL INFORMATION	26
Amendment	14	SCHEDULE “A” Audit Committee Charter	A-1
EIP Resolution	15	EXHIBIT “A” TO THE AUDIT COMMITTEE CHARTER Meaning of “material relationship”	A-6
Summary of the Equity Incentive Plan	15	SCHEDULE “B” New By-Law No.1	B-1
OTHER MATTERS COMING BEFORE THE MEETING	19	SCHEDULE “C” Amended Equity Incentive Plan	C-1

EXECUTIVE COMPENSATION	19

Sigma Lithium Resources Corporation

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia, V6C 3E8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Sigma Lithium Resources Corporation (the “Corporation”) will be held on Tuesday, June 29, 2021 at 10:00 a.m. (Toronto time), by virtual only meeting via live audio webcast online. Shareholders and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/220320077, where they can participate, vote, or submit questions during the Meeting’s live webcast. The Meeting is being held for the following purposes:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2020 together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration;

(d)	to consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying management information circular (the “Circular”), approving the amendment to the articles of the Corporation to change the name of the Corporation to “Sigma Lithium Corporation”, subject to regulatory approval;

(e)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, approving the repeal and replacement of the existing by-laws of the Corporation with a new By-Law No. 1;

(f)	to consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Circular, approving the amendment to the articles of the Corporation to effect a consolidation of the common shares of the Corporation on the basis of one (1) post-consolidation common share for up to ten (10) pre-consolidation common shares, as determined by the Corporation’s Board of Directors at its sole discretion;

(g)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, approving an amendment to the equity incentive plan of the Corporation (the “Equity Incentive Plan”) to remove the restriction on granting awards under the Equity Incentive Plan to those eligible persons that are also quotaholders of A10 Investimentos Fundo de Investimento de Ações – Investimento no Exterior; and

(h)	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice The Circular also provides the required information as to how Shareholders and proxyholders can register for, and access and participate at, the Meeting.

Only Shareholders of record at the close of business on May 25, 2021 (the “Record Date”) will be entitled to vote at the Meeting and, except as otherwise determined from time to time by directors of the Corporation, no Shareholders becoming such after the Record Date will be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Electronic copies of this notice, the Circular and other Meeting materials may be found on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Due to the aggravation of the coronavirus pandemic, and as authorized by the Corporation by-laws in place, the Meeting will be hosted online by way of a live webcast at https://web.lumiagm.com/220320077, through the LUMI meeting platform. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, ask questions and vote in “real-time”.

The Corporation encourages registered Shareholders (Shareholders who have their names and addresses recorded in the Corporation’s share register), duly appointed proxyholders and non-registered Shareholders (Shareholders who beneficially own shares that are registered in the name of an intermediary) who have duly appointed themselves as proxyholders to participate actively in the Meeting, voting and asking questions.

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Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting, as briefly instructed below.

•	Registered Shareholders:	Username: the 15-digit control number located on the form of proxy or in the email notification you received.
Password: “sigma2021” (case-sensitive)
•	Duly appointed proxyholders:	Username: to be provided by Computershare after June 25, 2021.
Password: “sigma2021” (case-sensitive)

Non-registered Shareholders who have not appointed themselves may attend the Meeting as guests, by clicking “I am a guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, registered Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing a Username.

Registered Shareholders who wish to appoint a proxyholder are required to complete, date and execute the form of proxy and submit to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. (Toronto time) on June 25, 2021, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. Registered Shareholders must carefully follow the instructions contained in the section “Proxy Information” of the Circular.

After submitting the form of proxy, as an additional and required step, registered Shareholders will need to register their proxyholders with Computershare at http://www.computershare.com/SigmaLithium no later than 10:00 a.m. (Toronto time) on June 25, 2021 and provide Computershare with their proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the proxyholder with a Username via email.

An intermediary holding common shares on behalf of a non-registered Shareholder has the right to appoint the non-registered Shareholder as a proxyholder to attend and act on their behalf at the Meeting. After submitting the non-registered Shareholder voting instruction form, the intermediary must register the non-registered Shareholder with Computershare at http://www.computershare.com/SigmaLithium to receive the Username that will enable the non-registered Shareholder to participate actively at the Meeting, voting, and asking questions. Non-registered Shareholders should carefully follow the instructions contained in the section “Proxy Information” of the Circular.

FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING A USERNAME TO PARTICIPATE IN THE MEETING. WITHOUT A USERNAME, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Shareholders are reminded to review the Circular before voting.

DATED at São Paulo, Brazil this 28th day of May, 2021.

BY ORDER OF THE BOARD OF
DIRECTORS of Sigma Lithium Resources Corporation

(signed) “Calvyn Gardner”
Calvyn Gardner
Co-Chair and Chief Executive Officer

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Sigma Lithium Resources Corporation

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia, V6C 3E8

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders to be held on June 29, 2021

Dated May 28, 2021

GENERAL INFORMATION

Purpose of Solicitation

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management and the Board of Directors (the “Board”) of Sigma Lithium Resources Corporation (the “Corporation”) for use at the annual and special meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation (the “Meeting”) to be held on Tuesday, June 29, 2021 at 10:00 a.m. (Toronto time), and any adjournment or adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting (the “Notice of Meeting”) accompanying this Circular.

Due to the aggravation of the coronavirus pandemic, and as authorized by the Corporation by-laws in place, the Meeting will be hosted online by way of a live webcast at https://web.lumiagm.com/220320077, through the LUMI meeting platform.

As set forth in this Circular, “Registered Shareholders” are Shareholders who have their names and addresses recorded in the share register of the Corporation and “Non-Registered Shareholders” are Shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary (each an “Intermediary”).

Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, ask questions and vote in “real-time”.

The Corporation encourages Registered Shareholders, duly appointed proxyholders and Non-Registered Shareholders who have duly appointed themselves as proxyholders to participate actively in the Meeting, voting and asking questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be answered, and the time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Registered Shareholders and duly appointed proxyholders (see details under the heading “Proxy Information”) can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting, as briefly instructed below.

•	Registered Shareholders:	Username: the 15-digit control number located on the form of proxy or in the email notification you received.
Password: “sigma2021” (case-sensitive)
•	Duly appointed proxyholders:	Username: to be provided by Computershare after June 25, 2021.
Password: “sigma2021” (case-sensitive)

Non-Registered Shareholders who have not appointed themselves may attend the Meeting as guests, by clicking “I am a guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, Registered Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing a Username.

The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties. Shareholders with any additional questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq.

2021 MANAGEMENT INFORMATION CIRCULAR	1

No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation or management of the Corporation.

Date of Information

The information contained in this Circular is provided as of May 28, 2021, unless indicated otherwise.

Currency

Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. All references to “C$” or “$” are to Canadian dollars.

Additional Information

A copy of the 2020 Annual Report of the Corporation is available on the Internet site of the System for Electronic Document Analysis and Retrieval, that was established by the Canadian Securities Administrators (“SEDAR”) at www.sedar.com.

Record Date and Who Can Vote

Shareholders of record on May 25, 2021 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that:

(1)	any such person transfers their Common Shares after the Record Date; and

(2)	the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes the transferee’s ownership of the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that the transferee’s name be included on the Shareholders’ list for the Meeting.

Any Registered Shareholder at the close of business on the Record Date who either personally attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information – Completion of Proxies”.

ATTENDING AND VOTING AT THE MEETING

The Meeting will be hosted online by way of a live webcast at https://web.lumiagm.com/220320077 at the LUMI meeting platform. Shareholders will not be able to attend the Meeting in person. The Meeting will begin at 10:00 a.m. (Toronto time) on June 29, 2021.

Registered Shareholders, duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder must log in at https://web.lumiagm.com/220320077 and click on “I have a login” and include the following information:

•	Registered Shareholders:	Username: the 15-digit control number located on the form of proxy or in the email notification you received.
Password: “sigma2021” (case-sensitive)
•	Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder: (see details under the heading “Proxy Information”)	Username: to be provided by Computershare after June 25, 2021. Password: “sigma2021” (case-sensitive)

Non-Registered Shareholders who have not appointed themselves to vote at the Meeting may login as a guest, by clicking on “I am a Guest” and complete the online form. Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which only allows them listen to the Meeting; however, such Non-Registered Shareholders will not be able to vote or submit questions.

2021 MANAGEMENT INFORMATION CIRCULAR	2

United States Non-Registered Shareholders that wish to attend and vote at the virtual Meeting, must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. They must follow the instructions from their broker or bank included with the Meeting Materials (as defined below), or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, Non-Registered Shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 25, 2021 by 10:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/220320077 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/SigmaLithium.

IF YOU ARE USING A 15-DIGIT CONTROL NUMBER TO LOGIN TO THE MEETING AND YOU ACCEPT THE TERMS AND CONDITIONS, YOU WILL BE REVOKING ANY AND ALL PREVIOUSLY SUBMITTED PROXIES. HOWEVER, IN SUCH A CASE, YOU WILL BE PROVIDED THE OPPORTUNITY TO VOTE BY BALLOT ON THE MATTERS PUT FORTH AT THE MEETING. IF YOU DO NOT WISH TO REVOKE ALL PREVIOUSLY SUBMITTED PROXIES, DO NOT ACCEPT THE TERMS AND CONDITIONS, IN WHICH CASE YOU CAN ONLY ENTER THE MEETING AS A GUEST.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the Form of Proxy, the Notice of Meeting and this Circular, and costs incurred in the solicitation of proxies, will be borne by the Corporation.

Solicitation of proxies will be primarily by mail, but may also be in person, by telephone or by electronic means as detailed bellow. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares.

Appointment of Proxyholder – Step I

Registered Shareholders or Intermediaries will receive a paper copy of a form of proxy (“Form of Proxy”) jointly with the Meeting Materials and Non-Registered Shareholder will receive a voting instruction form to be provided to the Intermediary jointly with the Meeting Materials.

A Registered Shareholder not available to attend the Meeting or an Intermediary holding Common Shares on behalf of a Non-Registered Shareholder can appoint a person, who need not be a shareholder, to attend and act on their behalf at the Meeting (a “Proxyholder”), they may vote and indicate a Proxyholder by submitting to Computershare the Form of Proxy in one of the following forms:

•	in person, by delivering the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1,

•	by mail or courier, submitting the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1,

•	via the internet at www.investorvote.com, using the 15-digit control number located at the bottom of their Form of Proxy, or

•	by telephone at 1-866-732-VOTE (8683) Toll Free, using the 15-digit control number located at the bottom of their Form of Proxy.

2021 MANAGEMENT INFORMATION CIRCULAR	3

The Form of Proxy must be deposited with Computershare by no later than 10:00 a.m. (Toronto time) on June 25, 2021, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

Voting by mail or by Internet are the only methods by which a Shareholder may appoint a person as a Proxyholder other than the Management Nominees (as defined below).

If a Registered Shareholder has submitted to Computershare the Form of Proxy and then decides to attend the Meeting via the webcast, when entering the meeting online the Registered Shareholder will need to accept the “Terms and Conditions” and any votes cast by such Registered Shareholder on a ballot will be counted and the submitted Form of Proxy will be disregarded.

Registration of the Proxyholder with Computershare – Step II

After submitting the Form of Proxy, as an additional and required step, Registered Shareholders or Intermediaries holding Common Shares on behalf of a Non-Registered Shareholder will need to register their Proxyholder with Computershare at http://www.computershare.com/SigmaLithium no later than 10:00 a.m. (Toronto time) on June 25, 2021 and provide Computershare with their Proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the Proxyholder with a Username via email.

FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING A USERNAME TO PARTICIPATE IN THE MEETING. WITHOUT A USERNAME, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Completion of the Form of Proxy

The Form of Proxy affords Registered Shareholders or Intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the Notice of Meeting. The persons named in the Form of Proxy are the Chief Executive Officer, and the Chief Strategy Officer, respectively, of the Corporation (“Management Nominees”).

A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF A NON-REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE REGISTERED SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR PROXYHOLDER IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

A Form of Proxy must be dated and signed by the Registered Shareholder or by their attorney authorized in writing or by the Intermediary. In the case of a Shareholder that is a corporation, the Form of Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the Form of Proxy.

Revocation of a Submitted Form of Proxy

A Registered Shareholder or Intermediary who has submitted a Form of Proxy may revoke it by instrument in writing executed by the Registered Shareholder or Intermediary or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

Exercise of Discretion by Proxyholders

A Registered Shareholder or Intermediary may indicate the manner in which the persons named in the Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote for or against (or withhold from voting) the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or Intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

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The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the management nominees.

Advice to Non-Registered Shareholders

Further to the details above under the heading “Attending and Voting at the Meeting”, only Registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the Form of Proxy or a voting instruction form and a supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Shareholders. Generally, a Non-Registered Shareholder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a Form of Proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholders does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder; or

(2)	Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a Form of Proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Shareholder must complete the Form of Proxy and submit it to Computershare as described above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must strike out the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those regarding when and where the Form of Proxy or the voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

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A Non-Registered Shareholder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own under NI 54-101 (“Non-Objecting Beneficial Owners”). The Corporation is not sending Meeting Materials directly to Non-Objecting Beneficial Owners, but rather is relying on Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the date hereof, there are 87,328,212 fully paid and non-assessable Common Shares issued and outstanding.

The current by-laws of the Corporation, being the New By-Law (as defined below), provide that a quorum for the purposes of conducting a meeting of the Shareholders is two persons present holding or representing by proxy an aggregate of at least 25% of the outstanding Common Shares entitled to vote at the Meeting. Any Registered Shareholder at the close of business on May 25, 2021, being the Record Date, who either personally attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information” above.

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, only the following beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares of the Corporation:

Name		Percentage of total issued and
	Number of Common Shares held	outstanding Common Shares
	as at the date hereof	held as at the date hereof
A10 Investimentos Fundo de	48,493,909	55,5%
Investimento de Ações –
Investimento No Exterior (“A10
FIA”)(1)

Notes:

(1) A10 Investimentos Ltda. (“A10 Investimentos”) is the portfolio manager of A10 FIA, the portfolio manager has the voting decision regarding the holdings of the A10 FIA.

MATTERS TO BE ACTED UPON

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2020 together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration;

(d)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Name Change Resolution”), the full text of which is set forth under the heading “Name Change” below, approving the amendment to the articles of the Corporation to change the name of the Corporation to “Sigma Lithium Corporation”, subject to regulatory approval (the “Name Change”);

(e)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “New By-Law Resolution”), the full text of which is set forth under the heading “New By-Law” below, approving the repeal and replacement of the existing by-laws of the Corporation with a new By-Law No. 1 (the “New By-Law”);

(f)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Share Consolidation Resolution”), the full text of which is set forth under the heading “Share Consolidation” below, approving the amendment to the articles of the Corporation to effect a consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares, as determined by the Board at its sole discretion (the “Share Consolidation”);

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(g)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “ EIP Resolution”), the full text of which is set forth under the heading “Equity Incentive Plan Amendment” below, approving an amendment to the equity incentive plan of the Corporation (the “Equity Incentive Plan”) to remove the restriction on granting awards under the Equity Incentive Plan to those eligible persons that are also quotaholders of A10 FIA; and

(h)	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Additional detail regarding each of the matters to be acted on at the Meeting is set out below.

ELECTION OF DIRECTORS

Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to pass an ordinary resolution at the Meeting to elect as directors the nominees whose names are set forth in the table below. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the Corporation’s articles. The Corporation is required by applicable corporate legislation to have an Audit Committee comprised of members of the Board a majority of whom must not be executive officers, employees or control persons of the Corporation or of an affiliate of the Corporation, in accordance with National Instrument 52-110 Audit Committees (“NI 52-110”). Please see the discussion below under the heading “Corporate Governance Practices”. The present members of the Audit Committee are identified in the table below.

Advance Notice Provisions

On May 28, 2021, the Board adopted the New By-Law. The New By-Law contains provisions which include, among others, a provision (the “Advance Notice Provision”) that requires advance notice be given to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders. To be timely, a Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of Shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement above.

Additionally, the Advance Notice Provision sets forth the information that a Shareholder must include in the notice to the Corporation, and establishes the form in which the Shareholder must submit the notice for that notice to be in proper written form. The New By-Law, which contains the full text of the Advance Notice Provision in Section 3.11 thereof, is attached as Schedule “B” hereto.

The Corporation filed the Notice of Meeting and Record Date on SEDAR on April 30, 2021. As at the date hereof, no nominations for directors were received in accordance with the Advance Notice Provision described above.

Director Nominees

The Board have resolved that the number of directors to be elected at the Meeting be fixed at five.

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from the respective nominees, and sets forth the name, age and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

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Calvyn Gardner São Paulo, Brazil 58 years Director Since: May 2018	Position(s) Held at the Corporation
Co-Chair, Chief Executive Officer and also a member of the Technical Committee of the Board.
Principal Occupation for the Past Five Years
Chief Executive Officer of the Corporation since May 1, 2018; Chief Executive Officer of Sigma Holdings since June 2017
Biography
For nearly 20 years, Mr. Gardner has held executive positions at global and junior mining companies such as Anglo American Group and Trans Hex Group. Mr. Gardner also was a co-founder and managing partner of Hardac Investments, a private equity firm focused on investing in junior mining companies in Africa. Hardac’s major co-investors included Lazare Kaplan International in New York (one of DeBeers’ largest customers in the US) and Mvelaphanda Holdings (South Africa’s largest Black Economic Empowerment Group) in Johannesburg. Mr. Gardner’s extensive global career also includes positions such as General Manager of Operations at Highveld Steel and CEO at Trans Hex Group. Mr. Gardner has an MBA from the University of South Africa as well as a Bachelor of Science Degree in Electrical Engineering from the University of the Witwatersrand.
Common Shares Held
Nil (1)

Ana Cristina Cabral São Paulo, Brazil 51 years Director Since: June 2018	Position(s) Held at the Corporation
Co-Chair, Chief Strategy Officer and also a member of the Finance Committee and Corporate Governance, Nomination and Compensation Committee of the Board.
Principal Occupation for the Past Five Years
Managing Partner at A10 Investimentos
Biography
Ms. Cabral has over 20 years of experience as a senior banker at global investment banks in New York, London and São Paulo. Ms. Cabral is a former Head of Lat. Am. Capital Markets at Goldman Sachs in New York and a former Managing Director at the firm. Ms. Cabral has been involved in a large number of transactions over her career, totaling more than US$100 billion, five of which won the prestigious IFR “Deal of the Year” award, including the privatization of Vale in 1996 and the acquisition of Inco by Vale in 2006. Ms. Cabral has an MBA degree from Columbia Business School and a Master in Finance degree from London Business School. Ms. Cabral serves on the Advisory Board of Columbia University Global Centers and is a board member of The American School of São Paulo.
Common Shares Held
Nil (1)

  Note:

 (1) Mr. Gardner and Ms. Cabral are quota holders in A10 FIA. A10 Investimentos Ltda. is the portfolio manager of A10 FIA, the portfolio manager has the voting decision regarding the holdings of the A10 FIA.

Gary Litwack Toronto, Canada 60 years Director Since: May 2018	Position(s) Held at the Corporation
Director (Lead Independent Director) and also the chairman of the Audit Committee of the Board.
Principal Occupation for the Past Five Years
Counsel at McCarthy Tétrault LLP.
Biography
Gary Litwack has over 30 years of experience advising public and private companies on financing, mergers & acquisitions, governance and commercial matters, with a focus on the mining industry. Mr. Litwack is a Canadian lawyer, Counsel at McCarthy Tétrault LLP in Toronto, Canada. Mr. Litwack received his LL.B. from the University of Ottawa, his LL.M. (International Business Transactions) from Osgoode Hall Law School in 1992, and was called to the Ontario bar in 1990. Mr. Litwack is a member of the Canadian Bar Association and the Law Society of Ontario. Mr. Litwack has been an Adjunct Professor of Advanced Securities Law at Osgoode Hall Law School.
Common Shares Held
50,000

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Frederico Marques Toronto, Canada 48 years Director Since: June 2018	Position(s) Held at the Corporation
Director and also a member of the Audit Committee of the Board and chairman of the Corporate Governance, Nomination and Compensation Committee of the Board.
Principal Occupation for the Past Five Years
Partner at S4G – Strategy for Growth since September 2020; prior thereto, Partner and foreign legal consultant at McCarthy Tétrault LLP from February 2014 until August 2020.
Biography
Frederico Marques has over 25 years of experience in structuring and implementing international transactions, including going public transactions, international joint ventures and strategic alliances, public and private M&A transactions, debt and equity capital raisings. Throughout his career, Frederico was involved in over US$30 Billion in M&A, financings, joint ventures and other sophisticated transactions. Frederico is a Founding Partner of S4G - Strategy for Growth and a Director and former Chairman of the BOD of the Brazil-Canada Chamber. Frederico combine 15 years of professional experience in Brazil, working for some of the leading and largest Brazilian companies, with 14+ years of experience working in Canada, including as a Partner of two of the largest Canadian law firms, leading their Latin America practice. Frederico is a lawyer with LLM and PhD degrees in International Law.
Common Shares Held
60,000

Marcelo Paiva São Paulo, Brazil 47 years Director Since: January 2019	Position(s) Held at the Corporation
Director and also the chairman of the Finance Committee and a member of the Audit Committee and the Corporate Governance, Nomination and Compensation Committee of the Board.
Principal Occupation for the Past Five Years
Managing Partner at A10 Investimentos.
Biography
Mr. Paiva is the Managing Partner and Co-Founder of A10 Investimentos. He is the portfolio manager of A10 FIA, the Corporation’s largest shareholder. Mr. Paiva has over 20 years of experience in asset management and investment banking in New York, London and São Paulo. Prior to A10 Investimentos, Mr. Paiva was a Portfolio Manager at the Mittal Family Office in São Paulo. Previously, he was a Vice-President at the U.K. asset manager Millennium Global in London, which, at the time, had over US$15 billion in assets under management and was one of the largest hedge funds in Europe. Mr. Paiva also held investment banking positions at Credit Suisse in London and UBS in New York. He has a Master in Business Administration from INSEAD in France and is a CFA Charterholder.
Common Shares Held
406,550

Corporate Cease Trade Orders or Bankruptcies

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation for a period, of more than 30 consecutive days (an “order”) issued while he or she was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to an order after he or she ceased to act in such capacity and resulted from an event that occurred while he or she was acting in such capacity.

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director or chief executive officer of any company that, while he or she was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Personal Bankruptcies

None of the above proposed directors, or a personal holding company thereof, has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties and Sanctions

None of the above proposed directors has, within 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the election to the Board of those persons designated above as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion, unless the Shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting on the election of directors.

APPOINTMENT OF AUDITORS

At the Meeting, the Shareholders will be asked to pass an ordinary resolution to appoint KPMG LLP, the present auditors, as auditors of the Corporation to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board. KPMG was first appointed by the Board on June 2018.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of KPMG LLP as auditors of the Corporation.

NAME CHANGE

The production of lithium products, given the pivotal use of such products in clean energy initiatives, and the Corporation’s long-standing focus on ESG results in the business of the Corporation being an integral part of the clean energy supply chain and not a merely a mineral resource company. Accordingly, at the Meeting, the Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Name Change Resolution, the full text of which is set forth below, approving the amendment to the articles of the Corporation to change the name of the Corporation to “Sigma Lithium Corporation”, subject to regulatory approval.

Notwithstanding the foregoing, even if the Name Change Resolution is approved by Shareholders at the Meeting, the Board may elect not to proceed with the name change of the Corporation, at its sole discretion.

Name Change Resolution

The Board recommends that Shareholders vote FOR the Name Change Resolution. To be effective, the Name Change Resolution must be approved by no less than 66 2/3% of the votes cast at the Meeting. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the Name Change Resolution.

The full text of the Name Change Resolution is as follows:

“BE IT RESOLVED THAT:

1.	The articles of Sigma Lithium Resources Corporation (the “Corporation”) be amended to change the name of the Corporation to “Sigma Lithium Corporation”, subject to regulatory approval;

2.	The Corporation deliver the articles of amendment reflecting such name change in the prescribed form to the Director appointed under the Canada Business Corporations Act;

3.	Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions; and

4.	Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with this resolution, to revoke this resolution, at their sole discretion, in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders of the Corporation.”

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NEW BY-LAW

On May 28, 2021, by resolution of the Board, the Corporation adopted the New By-Law. The New By-Law was adopted by the Corporation following a comprehensive review of the Corporation’s corporate governance policies. The Board considers the adoption of the New By-Law to be prudent in light of the Canada Business Corporations Act (“CBCA”) and the corporate governance objectives of the Corporation. After the adoption of the New By-Law, pursuant to the CBCA, the New By-Law must be approved by Shareholders at the Meeting for it to remain effective.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the New By-Law Resolution, the full text of which is set forth below, approving the repeal and replacement of the by-laws of the Corporation with the New By-Law, the full text of which is set forth in Schedule “B” hereto. The adoption of the New By-Law and repeal of the previous By-Law No. 1 of the Corporation does not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, such by-law prior to its repeal.

New By-Law Resolution

The Board recommends that Shareholders vote FOR the New By-Law Resolution. To be effective, the New By-Law Resolution must be approved by no less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the New By-Law Resolution.

The full text of the New By-Law Resolution is as follows:

“BE IT RESOLVED THAT:

1.	New By-Law No. 1, as adopted by the Corporation on May 28, 2021 and as set forth in Schedule “B” of the management information circular of the Corporation dated May 28, 2021, is hereby ratified and confirmed;

2.	Existing By-Law No. 1, as adopted by the Corporation on May 28, 2018, is hereby repealed, provided that such repeal does not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, such by-law prior to its repeal; and

3.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.”

SHARE CONSOLIDATION

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Share Consolidation Resolution, the full text of which is set forth below, approving the amendment to the articles of the Corporation to effect a consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares, as determined by the Board at its sole discretion.

Notwithstanding the foregoing, even if the Share Consolidation Resolution is approved by Shareholders at the Meeting, the Board may elect not to proceed with the Share Consolidation, at its sole discretion.

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Share Consolidation Resolution

The Board recommends that Shareholders vote FOR the Share Consolidation Resolution. To be effective, the Share Consolidation Resolution must be approved by no less than 66 2/3% of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the Share Consolidation Resolution.

The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED THAT:

1.	The articles of Sigma Lithium Resources Corporation (the “Corporation”) be amended to provide that:

(a)	the authorized share capital of the Corporation is altered by consolidating all of the issued and outstanding Common Shares of the Corporation on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares, with such final exchange ratio to be determined by the Board at its sole discretion; and

(b)	any fractional Common Share arising post-consolidation of the Common Shares of the Corporation be deemed to have been tendered by its registered owner to the Corporation for cancellation and will be returned to the authorized but unissued share capital of the Corporation;

2.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the shareholders, the directors are hereby authorized and empowered, if they decide not to proceed with this resolution, to revoke this resolution, at their sole discretion, in whole or in part at any time prior to it being given effect without further notice to, or approval of, the Shareholders.”

Required Approvals and Effective Date

The ability of the Board to effect the Share Consolidation is subject to the approval of Shareholders at the Meeting and the acceptance of the TSX Venture Exchange (the “TSXV”). When implemented, if at all, the Share Consolidation will take effect on a date to be co-ordinated with the TSXV and will be announced by press release on such effective date by the Corporation.

Principal Reasons for Effecting the Share Consolidation

As at May 27, 2021, the last trading day prior to the date of this Circular, the closing price of the Common Shares on the TSXV was $5.50.

The Board’s primary objective in seeking authority to effect the Share Consolidation is to provide the Corporation with a mechanism to increase: (i) the per-share trading price of the Common Shares; (ii) the trading liquidity of the Common Shares; and (iii) the ability of the Corporation to raise additional capital through equity and debt financings. The Board believes that the current market price and trading volumes of the Common Shares generally impairs the Corporation’s marketability and acceptance by institutional investors and other members of the investing public. Theoretically, decreasing the number of Common Shares outstanding should not, by itself, affect the marketability of the Common Shares, the type of investor who would be interested in acquiring them, or the Corporation’s reputation in the financial community. In practice, however, many investors and market-makers consider lower-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such shares. The presence of these negative perceptions may adversely affect not only the pricing of the Common Shares but also the trading liquidity. These perceptions may also affect the Corporation’s commercial business and, in addition to certain policies of the TSXV, the Corporation’s ability to raise additional capital through equity and debt financings.

As an added benefit, if the Corporation were successful in raising the per-share trading price of the Common Shares, investors could potentially incur lower transaction costs trading in the Common Shares. Investors tend to pay commissions based on the number of shares traded, meaning commissions on lower-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares. As a result, investors in lower-priced shares pay transaction costs which are a higher percentage of their total value.Reduced transaction costs relating to the Common Shares may generate additional investor interest in the Common Shares.

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In determining whether to seek approval to effect the Share Consolidation, the Board also considered a number of other market and business factors deemed relevant by the Board, including, but not limited to potential business and strategic alternatives that may have been available to the Corporation as well as general stock market and economic conditions.

Principal Effects of the Share Consolidation

As at the date hereof, the Corporation has 87,328,212 Common Shares issued and outstanding.Upon completion of the Share Consolidation, and assuming the maximum allowable Share Consolidation on the basis of one (1) post-consolidation Common Share for ten (10) pre-consolidation Common Shares, the number of post-consolidation Common Shares issued and outstanding will be approximately 8,732,821 (on a non-diluted basis).

The implementation of the Share Consolidation would not affect the total Shareholders’ equity of the Corporation or any components of Shareholders’ equity as reflected on the Corporation’s financial statements except: (i) to change the number of issued and outstanding Common Shares; and (ii) to change the number of outstanding stock options, restricted shares and common share purchase warrants of the Corporation, as well as their relative exercise prices, to reflect the Share Consolidation.

The Share Consolidation will not materially change any Shareholder’s proportion of votes to total votes; however, if the Share Consolidation is effected by the Board, the total number of votes that a Shareholder may cast at any future Shareholder meeting of the Corporation will be reduced.

Any fractional Common Share resulting from the Share Consolidation will be rounded down to the nearest whole number and any such fractional interest will be cancelled without consideration.

Risk Factors

The effect of the Share Consolidation upon the market price of the Common Shares cannot be predicted with any certainty, and the history of share consolidations for corporations similar to the Corporation is varied.There can be no assurance that the total market capitalization of the Common Shares immediately following the Share Consolidation will be equal to or greater than the total market capitalization immediately before the Share Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Share Consolidation will remain higher than the per-share trading price immediately before the Share Consolidation or equal or exceed the direct arithmetical result of the Share Consolidation. In addition, a decline in the trading price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of the Share Consolidation.

Furthermore, while the Share Consolidation is expected to generally reduce transaction costs for investors, it may lead to an increase in the number of current Shareholders who will hold “odd lots” of Common Shares; that is, a number of Common Shares not evenly divisible into “board lots” (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a board lot. As a result, transaction costs associated with transferring Common Shares may be increased for certain Shareholders that hold an odd lot of Common Shares following the Share Consolidation.

There are numerous additional risks and uncertainties related directly to the Corporation that could affect the value of the Common Shares if the Share Consolidation is effected, including but not limited to the status of the Corporation’s development programs, the Corporation’s cash position and results of operations in future periods, the Corporation’s ability to attract and retain key executive management and professional personnel, as well as general market conditions and other risk factors discussed in the annual information form of the Corporation filed on SEDAR at www.sedar.com.

Effect on Common Share Certificates

If the Board elects to effect the Share Consolidation, at its sole discretion, the Corporation shall issue a press release announcing the terms, the exchange ratio and the effective date of the Share Consolidation before the Corporation files an amendment to the articles with the authorities that administer the CBCA. The Corporation will also provide Shareholders with a letter of transmittal (the “Letter of Transmittal”).

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Following an announcement of an effective date of the Share Consolidation (if any), in order to obtain a certificate or certificates representing the post-consolidation Common Shares after giving effect to the Share Consolidation, each Registered Shareholder shall complete and execute the Letter of Transmittal and deliver same to Computershare, together with their Common Share certificates representing their pre-consolidation Common Shares in accordance with the instructions set out in the Letter of Transmittal. The certificates that are surrendered shall be exchanged for new certificates representing the number of post-consolidation Common Shares to which such Registered Shareholder is entitled as a result of the Share Consolidation. No delivery of a new certificate to a Registered Shareholder will be made until the Registered Shareholder has surrendered his, her or its existing certificates representing the pre-consolidation Common Shares. Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares (being 1/5th the number represented on the pre-consolidation Common Share certificate, subject to applicable adjustments as described herein and also assuming the maximum Share Consolidation) to which the holder is entitled as a result of the Share Consolidation. In addition, after the exchange of pre-consolidation Common Share certificates for post-consolidation Common Share certificates, Shareholders will have no further interest with respect to any fractional post-consolidated Common Shares.

Registered Shareholders who do not deliver their Common Share certificates representing pre-consolidation Common Shares and all other required documents to Computershare on or before the sixth anniversary of the effective date of the Share Consolidation will lose their rights to receive post-consolidation Common Shares in exchange for their existing pre-consolidation Common Shares.

Only Registered Shareholders or the persons they appoint as their proxies are required to complete, sign and submit the appropriate Letter of Transmittal as described above. Non-Registered Shareholders are not required to submit a Letter of Transmittal. The intermediary or clearing agency, through whom the Non-Registered Shareholder holds the pre-consolidation Common Shares will take the appropriate steps to ensure the holder’s accounts are adjusted to reflect the exchange ratio, as applicable. If you hold your Common Shares with an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

No Dissent Rights

Under the CBCA, Shareholders do not have any dissent and appraisal rights with respect to the proposed Share Consolidation. If the Corporation implements the Share Consolidation, the Corporation will not independently make such rights available to Shareholders.

EQUITY INCENTIVE PLAN AMENDMENT

On May 28, 2021, by resolution of the Board (with affected parties abstaining), the Corporation approved an amendment to Section 3.1 of the Equity Incentive Plan to remove the restriction on granting awards under the Equity Incentive Plan to those eligible persons that are also quotaholders of A10 FIA.

When the Equity Incentive Plan was initially approved, it was resolved that the granting of awards to A10 FIA quotaholders should not be considered, since A10 FIA held a significant majority of the Common Shares. As the shareholdings of A10 FIA changed the Board (with affected parties abstaining) considered the matter and determined it would be in the best interests of the Corporation to remove such restriction.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the EIP Resolution, the full text of which is set forth below, approving an amendment to the Equity Incentive Plan to remove the restriction on granting Awards under the Equity Incentive Plan to those eligible persons that are also quotaholders of A10 FIA. Pursuant to the terms of the Equity Incentive Plan and the policies of the TSXV, the amendment to the Equity Incentive Plan must be approved by Shareholders at the Meeting, other than the A10 FIA quotaholders and persons related to them.

Amendment

Subject to ratification by Shareholders at the Meeting, Section 3.1 of the Equity Incentive Plan has been amended as follows:

“Section 3      Eligibility.

3.1            Eligibility Directors, officers and employees of the Corporation or an Affiliate, and designated Service Providers, are eligible to be granted Awards under the Plan~~, provided, however, that no Awards may be granted to any Person that is a quotaholder of A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior.”~~

There are no other proposed amendments to the terms of the Equity Incentive Plans being proposed for approval by Shareholders at the Meeting. The full text of the amended Equity Incentive Plan is attached as Schedule “C” hereto.

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EIP Resolution

The Board recommends that Shareholders vote FOR the EIP Resolution. To be effective, the EIP Resolution must be approved by no less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting (other than A10 FIA quotaholders and other persons related to them). In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the Share Consolidation Resolution. As at the date hereof, based on the present shareholdings of the affected parties to whom awards may be granted under the Equity Incentive Plan should the Shareholders approve the EIP Resolution, a total of 48,493,909 Common Shares will be excluded from voting on the EIP Resolution.

The full text of the EIP Resolution is as follows:

“BE IT RESOLVED THAT:

1.	The amendment to the Equity Incentive Plan of the Corporation as defined below, as approved by resolution of the Board (with affected parties abstaining) on May 28 2021, is hereby ratified and confirmed:

“3.1      Eligibility. Directors, officers and employees of the Corporation or an Affiliate, and designated Service Providers, are eligible to be granted Awards under the Plan~~; and, provided, however, that no Awards may be granted to any Person that is a quotaholder of A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior”~~

2.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.”

Summary of the Equity Incentive Plan

The Board has adopted the Equity Incentive Plan as more fully described below, which was first approved by the Shareholders at the 2019 annual and special meeting of the Shareholders. The Board amended the Equity Incentive Plan on May 28, 2021. The full text of the amended Equity Incentive Plan is attached as Schedule “C” hereto.

As of the date hereof, there are Options to acquire 215,625 Common Shares and outstanding RSUs to acquire 687,334 Common Shares under the Equity Incentive Plan.

The Equity Incentive Plan is available to (i) the directors of the Corporation, (ii) the officers and employees of the Corporation and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof (each, a “Participant”), all as selected by the Board or a committee appointed by the Board to administer the Equity Incentive Plan (the “ Plan Administrators”).

The objective of the Equity Incentive Plan is to encourage increased long term equity participation in the Corporation by Participants. The Equity Incentive Plan is intended to facilitate long term ownership of Common Shares by Participants and to provide Participants with additional incentives by increasing their interest, as owners, in the Corporation. As well, it is believed that the Equity Incentive Plan will encourage Participants to remain with the Corporation, and will also attract new employees to the Corporation.

Awards

Awards granted under the Equity Incentive Plan may consist of options to acquire Common Shares (“Options”) and restricted share units (“RSUs”, and together with Options, “Awards”). Each Award will be subject to the terms and conditions set forth in the Equity Incentive Plan and to those other terms and conditions specified by the Plan Administrators and memorialized in a written award agreement. Previous grants of Awards will be taken into account as part of the process when considering new grants, as well as the performance of the Corporation and its subsidiaries and the individual performance of the Participant in question.

Shares Subject to the Incentive Plan; Outstanding Awards

Subject to adjustment in certain circumstances as discussed below, the Equity Incentive Plan authorizes a maximum of 13,393,499 Common Shares (being 20% of the issued and outstanding Common Shares at the time of establishing the Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards.

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Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant will be granted Awards with respect to more than 5% of the issued and outstanding Common Shares. In accordance with the rules of the TSXV, the Equity Incentive Plan further provides that (i) the number of Common Shares issuable to insiders of the Corporation at any time pursuant to the Equity Incentive Plan and any other security-based compensation arrangement adopted by the Corporation, cannot exceed 10% of the issued and outstanding Common Shares, (ii) the number of Common Shares issued to insiders of the Corporation, within any one year period under the Equity Incentive Plan and any other security-based compensation arrangement adopted by the Corporation cannot exceed 10% of the issued and outstanding Common Shares, (iii) the number of Common Shares issued to any one designated service provider, within any one year period, under the Equity Incentive Plan and any other security-based compensation arrangement adopted by the Corporation cannot exceed 2% of the then issued and outstanding Common Shares, (iv) the number of Common Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Equity Incentive Plan and any other security-based compensation arrangement adopted by the Corporation cannot exceed 2% of the then issued and outstanding Common Shares, and (v) unless any required approvals of the TSXV in connection therewith have been obtained, no RSUs may be issued to any Participants retained to provide Investor Relations Activities to the Corporation.

If, and to the extent, Awards granted under the Equity Incentive Plan expire, terminate, are cancelled, or are forfeited for any reason without having been exercised in full, the Common Shares associated with those Awards will again become available for grant under the Equity Incentive Plan.

In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Common Shares, substitutions or adjustments will be made by the Plan Administrators in their discretion to: (i) the aggregate number, class and/or issuer of the securities reserved for issuance under the Equity Incentive Plan (including, but not limited to, with respect to the aggregate number of Awards any one Participant may be granted during any period); (ii) the number, class and/or issuer of securities subject to outstanding Awards; and (iii) the exercise price of outstanding Awards, in each case in a manner that reflects equitably the effects of such event or transaction.

Administration

The Equity Incentive Plan is administered and interpreted by the Plan Administrators. The Plan Administrators have full authority to grant Awards under the Equity Incentive Plan and determine the terms of such Awards, including the persons to whom Awards are to be granted, the type and number of Awards to be granted and the number of Common Shares to be covered by each Award. The Plan Administrators also have full authority to specify the time(s) at which Awards will be exercisable or settled.

Eligibility

Directors, officers and employees of the Corporation and its subsidiaries and designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof are eligible to participate in the Incentive Plan.

Options

The Equity Incentive Plan provides that the Plan Administrators may grant Options. Any Options granted under the Equity Incentive Plan will have a maximum term of ten years, and will be exercisable at a price not less than the Fair Market Value of a Common Share. “Fair Market Value” for purposes of the Equity Incentive Plan means, as of any date: (i) if the Common Shares are not then publicly traded, the fair market value of a Common Share on the day immediately preceding such date, as determined by the Plan Administrators in their sole and absolute discretion; or (ii) if the Common Shares are publicly traded, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Common Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price (as such term is defined in the policies of the TSXV) as of such date, the Fair Market Value shall be the Discounted Market Price as of such date)) or, if the Common Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date; provided that if there has not been at least five trading days in such period in which Common Shares have traded then for purposes of item (ii) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there have been trades are to be used.

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Initially, Options will vest, subject to the right of the Plan Administrators to determine at the time of grant that a particular Option will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on an earlier date for any reason: (i) on and after the first anniversary of the date of grant, as to 20% of such Options; (ii) on and after the second anniversary of the date of grant, as to a further 20% of such Options; (iii) on and after the third anniversary of the date of grant, as to a further 20% of such Options; (iv) on and after the fourth anniversary of the date of grant, as to a further 20% of such Options; and (v) on and after the fifth anniversary of the date of grant, as to the remaining 20% of such Options. In addition, vesting of Options may be subject to performance tests at the discretion of the Plan Administrators. The vesting terms set out in the Equity Incentive Plan will supersede any other vesting terms previously proposed by the Corporation.

Notwithstanding the foregoing, the Equity Incentive Plan provides that in the event that the term of an Option expires during or within ten days after the last day of a “blackout period” imposed by the Corporation, the Option will expire on the date (the “Blackout Expiration Date”) that is ten business days following the end of the blackout period. The Blackout Expiration Date will not be subject to the discretion of the Plan Administrators.

Restricted Share Units

The Equity Incentive Plan provides that the Plan Administrators may grant Awards of RSUs. An RSU is a contractual promise to issue Common Shares and/or cash in an amount equal to the Fair Market Value of the Common Shares subject to the Award, at a specified future date. Each RSU will initially have a value equal to the Fair Market Value of a Common Share when the subject Award is made. Each RSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions, a distribution from the Corporation of either (i) one Common Share, or (ii) an amount in cash equal to the Fair Market Value of one Common Share on the date of distribution. Any RSUs under the Equity Incentive Plan will have a maximum term of ten years. Initially, RSUs will vest on and after the third anniversary of the date of grant, subject to the right of the Plan Administrators to determine at the time of grant that a particular RSU will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular RSU will be exercisable in whole or in part on an earlier date for any reason. In addition, vesting of RSUs may be subject to performance tests at the discretion of the Plan Administrators.

An Award of RSUs may be settled in Common Shares, cash, or in any combination of Common Shares and cash, at the sole discretion of the Plan Administrators when the subject Award is made.

Effects of Termination of Service

Unless otherwise permitted by the Board:

Death: If a Participant’s service terminates by reason of death, any Option or RSU held by such Participant will be immediately fully vested and exercisable and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of death. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Retirement: In the event of the retirement of a Participant from employment, any Option or RSU held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of retirement (or 30 days after the date such Participant ceases to be retired and is employed by a competitor of the Corporation).

Resignation/Natural Termination: In the event of the resignation of a Participant, or a Participant’s contract as a Service Provider (as defined in the Equity Incentive Plan) terminates at its normal termination date, any unvested Option or RSU held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and 30 days following the date of resignation or the normal termination date, as applicable.

Disability: If a Participant’s service terminates by reason of disability, any Option or RSU held by such Participant may thereafter be exercised by the Participant to the extent it was exercisable at the time of termination, for a period ending on the earlier of the applicable expiry date and 12 months following the date of termination by reason of disability. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative, as applicable, entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

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Termination Without Cause: If a Participant’s service as an employee is terminated without cause (as defined in the Equity Incentive Plan), or a Participant’s contract as a Service Provider is terminated before its normal termination date without cause:

(a)	any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and six months following the date of termination;

(b)	such number of unvested RSUs held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs)to the date of termination

Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

(c)	such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination

Number of months from the date of grant of the Options to the latest vesting date of the Options

Termination With Cause: If a Participant’s service is terminated for cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for cause: (i) any Option or RSU held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Common Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Common Shares, if any.

Ceasing to Hold Office: In the event that a Participant who is not an employee or Service Provider ceases to hold office as a director: (i) if it was the Participant’s decision to cease to hold office, the provisions above related to resignation will apply; and (ii) otherwise, the provisions above related to termination without cause will apply.

Assignability

Except as may otherwise be specifically determined by the Plan Administrators with respect to a particular Award, Awards will not be assignable or transferrable by a Participant, other than by will or by the laws of descent or distribution.

Amendment and Termination of the Equity Incentive Plan

The Plan Administrators have the ability, in their sole discretion, to amend, suspend or terminate the Equity Incentive Plan; provided that no such amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award.

The Plan Administrators do not have the ability, without approval of the Shareholders, to make amendments to the Equity Incentive Plan for any of the following purposes:

(a)	to increase the maximum number of Common Shares that may be issued;

(b)	to reduce the exercise price of Options to less than the Fair Market Value;

(c)	to reduce the exercise price of Options for the benefit of an insider of the Corporation;

(d)	to extend the expiry date of Awards for the benefit of any Participant (including insiders of the Corporation);

(e)	to increase the maximum number of Common Shares issuable to insiders of the Corporation; or

(f)	to amend the amending provisions of the Equity Incentive Plan.

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The Plan Administrators have the ability to, in accordance with the Equity Incentive Plan and subject to the receipt of any required regulatory approval, where required, in their sole discretion, make amendments to the Equity Incentive Plan including, but not limited to:

(a)	amendments of a technical, clerical, or “housekeeping” nature, or to clarify any provision;

(b)	termination of the Equity Incentive Plan;

(c)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

(d)	amendments in respect of the vesting provisions of any Awards; and

(e)	amendments to the termination provisions of Awards granted under the Equity Incentive Plan that do not entail an extension beyond the original expiry date.

Change of Control

Upon or in anticipation of any change of control of the Corporation, the Plan Administrators have the ability, in their sole and absolute discretion and without the need for the consent of any Participant, to cancel any Award in exchange for a substitute award of a successor entity. Substitute awards must have no less economic value, nor more stringent performance conditions, and similar vesting schedules as existing Awards. Notwithstanding the foregoing, any vested Options or RSUs will continue to be exercisable until the occurrence of the change of control. With respect to any change of control transaction, the Board will cause all outstanding Options and RSUs to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Common Shares issuable thereunder) or such RSUs to the change of control transaction.

A change of control for purposes of the Equity Incentive Plan means the occurrence of any of the following, in one transaction or a series of related transactions:

(a)	any person acquires beneficial ownership, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding voting shares for the election of directors;

(b)	a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in its shareholders immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event;

(c)	the sale or other disposition of all or substantially all the assets of the Corporation;

(d)	a liquidation or dissolution of the Corporation; or

(e)	any similar event deemed by the Plan Administrators to constitute a change of control for the purposes of the Equity Incentive Plan.

OTHER MATTERS COMING BEFORE THE MEETING

The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

EXECUTIVE COMPENSATION

The following provides information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Corporation to:

•	Calvyn Gardner (the Corporation’s Co-Chair and Chief Executive Officer), Ana Cristina Cabral (the Corporation’s Co-Chair and Chief Strategy Officer) and Guilherme Guimarães (the Corporation’s Chief Financial Officer) (together, the “Named Executive Officers”), and

•	the directors of the Corporation that are not Named Executive Officers.

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Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table is a summary of compensation (excluding compensation securities) paid, awarded to or earned by the Named Executive Officers and the directors who are not Named Executive Officers for the year ended December 31, 2020:

Table of Compensation Excluding Compensation Securities

		Salary, consulting		Committee or	Value of		Total
		fee, retainer or	Bonus	Meeting Fees	Perquisites	Value of all other	compensation
Name and Position	Year	commission ($)	($)	($)	($)(1)	compensation ($)	($)
Calvyn Gardner Co- Chairman, Chief	2019	$192,712	$-	$-	$-	$26,107	$218,819
Executive Officer and Director	2020	$112,157	$-	$-	$-	$22,764	$134,921
Ana Cabral Co-Chair, Chief	2019	$-	$-	$-	$-	$-	$-
Strategy Officer and Director	2020	$-	$-	$-	$-	$6,912	$6,912
Marcelo Paiva Director	2019	$-	$-	$-	$-	$-	$-
	2020	$-	$-	$-	$-	$-	$-
Frederico Marques	2019	$-	$-	$-	$-	$-	$-
Director	2020	$-	$-	$-	$-	$-	$-
Gary Litwack Director	2019	$-	$-	$-	$-	$-	$-
	2020	$-	$-	$-	$-	$-	$-
Anna Hartley Director	2019	$-	$-	$-	$-	$-	$-
	2020	$-	$-	$-	$-	$-	$-
Guilherme Guimarães	2019	$192,712	$-	$-	$-	$22,719	$215,431
Chief Financial Officer	2020	$109,591				$19,032	$128,623
Maryse Bélanger(3)	2019	$40,000	$-	$-	$-	$-	$40,000
Former Director	2020	$23,333	$-	$-	$-	$-	$23,333
Itamar Resende(2)	2019	$192,712	$-	$-	$34,751	$39,611	$267,074
Former Chief Operating Officer of SMSA	2020	$58,841	$-	$-	$-	$33,285	$92,126

Notes:

(1) The value of perquisites was based on the aggregate incremental cost to the Corporation and its subsidiaries. Each of the perquisites was provided in cash. The perquisites provided were residential rent (65% of the total value) and transportation (35% of the total value).

(2) Mr. Resende left the Corporation on April 30, 2020.

(3) Ms. Belanger left the Corporation on September 25, 2020.

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Incentive Plan Awards

Awards Granted

The following table sets out the Awards granted in 2020 to the Named Executive Officers and to the directors of the Corporation that are not Named Executive Officers:

Compensation Securities

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion exercise price ($)	Closing price of security or or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Calvyn Gardner Co- Chairman, Chief Executive Officer and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ana Cabral Co-Chair, Chief Strategy Officer and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Marcelo Paiva Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Frederico Marques Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Litwack Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Anna Hartley Director and Director of Investor Relations	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Guilherme Guimarães Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Maryse Bélanger Former Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Itamar Resende Former Chief Operating Officer of SMSA	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Corporation entered into agreements with Messrs. Marques, Litwack and Paiva, under which they are to be granted 610,000, 600,000 and 1.006.000 RSUs Awards respectively, in three installments. However, no Awards were granted in the years of 2019 and 2020 to Messrs. Marques, Litwack and Paiva.

Awards Exercised

No Awards (RSUs) were exercised in 2020 by the Named Executive Officers or the directors of the Corporation that are not Named Executive Officers.

Employment Contracts

Each of the Named Executive Officers has entered into an executive employment agreement with the Corporation. These agreements include (among others) provisions for their respective base salaries (initially, US$145,600 for Mr. Gardner, C$94,250 for Mr. Guimarães and C$- to Ms. Cabral, who refrained from receiving a base salary in the years of 2019 and 2020) and for their respective severance entitlements if their employment is terminated by the Corporation without cause (six months of base salary and continued benefits for Mr. Guimarães, and no severance entitlements for Mr. Gardner).

As reflected in the summary compensation table above, in an effort to ease the Corporation’s cash requirements, Messrs. Gardner and Guimarães agreed to temporarily reduced salaries in 2020.

As of March 2021, the Board approved an increase to Mr. Gardner’s base salary to C$264,000 and established a base salary fee for Ms. Cabral of C$264,000.

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The executive employment agreement for Mr. Guimarães provide for entitlements in the event of a change of control of the Corporation. Mr. Gardner’s executive employment agreement does not provide for change of control entitlements.

For purposes of the agreements of Mr. Guimarães, a change of control of the Corporation means:

(a)	the removal of a majority of the incumbent directors or the election of a board comprised of a majority of members that were not incumbent directors;

(b)	a merger, amalgamation or other reorganization or acquisition involving the Corporation and another entity that results in the pre-transaction Shareholders holding less than 50% of the post-transaction outstanding Common Shares; or

(c)	any person or group of persons acting jointly or in concert acquiring Common Shares (or the right to vote Common Shares) that would entitle such person or group of persons to vote or direct the voting of 20% or more of the outstanding Common Shares.

In the event of the termination of the employment by the Corporation without cause or resignation with good reason (as such terms are defined in the agreements) within six months following a change of control, the agreements of Mr. Guimarães provide for the entitlement to lump sum payments equal to two years of base salary and bonus and two years of continued benefits.

Compensation Discussion and Analysis

Introduction

The purpose of this compensation discussion and analysis is to describe the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Named Executive Officers, and to the directors of the Corporation.

While there is no present intention to make any material changes to the executive compensation program described in this section, the Board may review the executive compensation program and, if determined appropriate, may make changes they consider appropriate.

Compensation Philosophy and Objectives

The executive compensation program is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The executive compensation program is designed to seek to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers will be motivated through the program to enhance long-term shareholder value.

Elements of Compensation

The executive compensation program consists of two components: (i) base compensation, and (ii) a long-term compensation component in the form of Awards under the Equity Incentive Plan. Both components are determined and administered by the Board.

Base Compensation

Base compensation for the senior executive officers is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions and the Corporation’s cash position. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered.

Awards and Other Long-Term Compensation

To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants will be granted Options and/or RSUs under the Equity Incentive Plan. The maximization of Shareholder value is encouraged by granting long-term equity incentives. Consideration is given to distributing long-term equity incentives amongst the various organizational levels including directors, officers and consultants. The Chief Executive Officer makes recommendations for the Chief Financial Officer and other key employees. These recommendations take into account factors such as Awards made in previous years, the number of long-term equity incentives outstanding per individual and the level of responsibility.

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Risk Assessment and Oversight

Since compensation practices can have unintended risk consequences, the Board reviews its compensation policies to identify any practice that might encourage an employee to expose the Corporation to unacceptable risks. It is not believed that the compensation program encourages excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value, which allows employees to focus on the Corporation’s business; and (ii) the long-term equity incentives encourage a long-term perspective due to the vesting provisions of the Awards.

There is no current intention to implement a policy which prohibits any Named Executive Officer or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Director Compensation

The directors of the Corporation are not paid any cash fees but are granted Options and/or RSUs under the Equity Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or in the Corporation’s Management Discussion and Analysis for the year ended December 31, 2020, a copy of which has been filed on the SEDAR and is available under the Corporation’s profile at www.sedar.com, there are no material interests, direct or indirect, of directors, executive officers of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s most recently completed financial year.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to NI 52-110, which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Board of Directors

The Board currently consists of six directors, being Calvyn Gardner, Ana Cristina Cabral, Frederico Marques, Gary Litwack, Marcelo Paiva, and Anna Hartley (Ms. Hartley is not standing for re-election at the Meeting). Two directors, being Gary Litwack and Frederico Marques, are independent for the purposes of NI 58-101. Calvyn Gardner is not independent as a result of his being the Chief Executive Officer of the Corporation. Ana Cabral is not independent as a result of being executive officers of the Corporation and/or SMSA. Marcelo Paiva is not independent as a result of his being portfolio manager of A10 FIA (which owns more than 10% of the outstanding Common Shares) and a Managing Partner of A10 Investimentos.

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Board Oversight

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors can also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in camera session among the independent and disinterested directors.

Participation of Directors in Other Reporting Issuers

None of the directors participates in other reporting issuers.

Board Responsibility

The Board is responsible for the overall stewardship of the Corporation and dealing with issues which are pivotal to determining the Corporation’s strategy and direction. The Board has directly, and through the appointment of certain committees, put in place an effective system for monitoring the implementation of corporate strategies. The Board is not involved in the day to day operations of the Corporation, as these operations are conducted by the Corporation’s management. The Board meets regularly to consider and approve the strategic objectives of the Corporation and management plans designed to accomplish those objectives. Where appropriate, key management personnel and professional advisors are invited to attend Board meetings to speak to these issues. The Board also meets as necessary to consider specific developments and opportunities as they arise, including asset acquisitions and dispositions and financing proposals. The Board approves, among other things, all issuances of securities of the Corporation, the appointment of officers, the entering into of lines of credit or other significant borrowing activities and all significant transactions. The Board considers, but has no formal policies, concerning management development and succession, risk management and communications.

Essential to strategic planning is assessing and understanding business risks and related control systems. The Board helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks. Implementations of these strategies are then monitored by the Board. The Board, through the Audit Committee, requires management of the Corporation to put into place systems to address financial risks and to periodically report to the Board on these systems and risks.

Management has implemented procedures to provide reasonable assurance of effective communication with the Corporation’s shareholders and the public. The Corporation’s management is responsible for the issuance of press releases and communications with the financial community. The Board reviews and approves all principal continuous disclosure documents, the release of interim and annual financial statements, annual information forms, prospectuses and proxy circulars.

Compensation Oversight

The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses, stock options and any share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer of the Corporation and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Corporate Governance, Nomination and Compensation Committee is responsible for recommending to the Board new director nominees and for assessing current directors on an ongoing basis. The Corporate Governance, Nomination and Compensation Committee is also responsible for reviewing Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities.

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new members of the Board are provided with:

(a)	a copy of the policies and mandates of the Board and its committees and copies of the Corporation’s corporate governance policies, which provides information respecting the functioning of the Board;

(b)	access to recent, publicly filed documents of the Corporation;

(c)	access to management; and

(d)	access to legal counsel in the event of any questions relating to the Corporation’s compliance and other obligations.

Members of the Board are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Corporation; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records.

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Ethical Business Conduct

In establishing its corporate governance practices, the Board has been guided by applicable Canadian securities legislation and the guidelines of the TSXV for effective corporate governance, including NP 58-201. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of its Shareholders, but that it also promotes effective decision making at the Board level.

While the Board has not adopted a formal code of business conduct or ethics, the Board encourages and promotes a culture of ethical business conduct within the Corporation.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. In identifying potential candidates, the Board considers a number of factors, including, what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision making and the performance of individual directors.

Audit Committee

Please see the discussion under the heading “Audit Committee”.

Assessments

The Board is responsible to assess, on an ongoing basis, its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board’s execution of its responsibilities. The review will identify any areas where the directors of the Corporation or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation. The Board is also responsible for regularly assessing the effectiveness and contribution of each director, having regard to the competencies and skills each director is expected to bring to the Board.

AUDIT COMMITTEE

The purpose of the Corporation’s Audit Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation.

Pursuant to NI 52-110, the Corporation is required to disclose certain information with respect to its Audit Committee, as summarized below.

Charter

The Corporation must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its Audit Committee. The terms of reference of the Audit Committee are substantially reproduced at Schedule “A” hereto.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is comprised of:

Name of Director	Independent (Yes/No)
Gary Litwack	YES
Frederico Marques	YES
Marcelo Freire de Paiva	NO

Notes:

(1) Pursuant to Section 6.1.1. of NI 52-110, independence for the purposes of the Audit Committee means the director is not an executive officer, employee or control person of the Corporation or an affiliate of the Corporation.

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Relevant Education and Experience

Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter.

Mr. Litwack has more than 25 years of experience advising boards and management of public companies on their financial and other reporting obligations, and has worked extensively in reviewing and assisting in the preparation of MD&A and other financial reporting. He has extensive experience with both commercial industry and capital markets arrangements entered into by resource companies.

Mr. Marques has more than 25 years of experience on global transactions, particularly in the natural resources, renewable energy, agribusiness, and construction sectors. He has previously worked as an in-house counsel for some of the leading and largest Brazilian public companies and was a former member of the executive committee and co-head of the mining committee of the Brazil-Canada Chamber of Commerce.

Mr. Paiva has more than 20 years of experience in asset management and investment banking at leading global institutions. His education includes an MBA and a Masters in International Securities, Investment and Banking, and he is a CFA Charterholder.

Each member of the Audit Committee has:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)	the ability to assess the general application of those principles in connection with the estimates, accruals and reserves;

(c)	experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (securities regulatory authority exemption).

The Corporation is relying on the exemption in Section 6.1 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Corporation’s external auditors, and approve in advance the provision of services other than audit services and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Audit Committee is authorized to approve any non-audit services or additional work, which the Chairman of the Audit Committee deems as necessary.

External Auditor Service Fees (By Category)

The fees for auditor services billed by the Corporation’s external auditors for the last two fiscal years are as follows:

Financial Year(1) (2)	Audit Fees	Audit-related Fees	Tax Fees	All Other Fees
2019	$153,252.58	$-	$24,717.00	$-
2020	$208,062.17	$-	$17,051.62	$2,247.44

ADDITIONAL INFORMATION

Financial information of the Corporation is provided in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year. A copy of these documents may be obtained by contacting the Corporation’s Chief Financial Officer at Suite 2200, HSBC Building, 885 West Georgia St. Vancouver, BC V6C 3E8 Canada.

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Copies of these documents as well as additional information relating to the Corporation contained in documents filed by the Corporation with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com.

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SCHEDULE “A”

Audit Committee Charter

This Audit Committee Charter (this “Charter”) has been adopted by the Board (as defined below) as of May 16, 2018.

1.            THE BOARD OF DIRECTORS’ MANDATE FOR THE AUDIT COMMITTEE

The Board of Directors (the “Board”) has responsibility for the stewardship of Sigma Lithium Resources Corporation (together with its subsidiaries, as applicable, the “Corporation”). To discharge that responsibility, the Board is obligated by the Canada Business Corporations Act to supervise the management of the business and affairs of the Corporation. The Board’s supervisory function involves Board oversight or monitoring of all significant aspects of the management of the Corporation’s business and affairs.

Public financial reporting and disclosure by the Corporation are fundamental to the Corporation’s business and affairs. The objective of the Board’s monitoring of the Corporation’s financial reporting and disclosure is to gain reasonable assurance of the following:

(a)	that the Corporation complies with all applicable laws, regulations, rules, policies and other requirement of governments, regulatory agencies and stock exchanges, if applicable, relating to financial reporting and disclosure;

(b)	that the accounting principles, significant judgements and disclosures which underlie or are incorporated in the Corporation’s financial statements are appropriate in the prevailing circumstances;

(c)	that the Corporation’s quarterly and annual financial statements are accurate within a reasonable level of materiality and present fairly the Corporation’s financial position and performance in accordance with generally accepted accounting principles; and

(d)	that appropriate information concerning the financial position and performance of the Corporation is disseminated to the public, to the extent required by applicable securities laws, in a timely manner in accordance with corporate and securities law and with stock exchange regulations, if applicable.

The Board is of the view that monitoring of the Corporation’s financial reporting and disclosure policies and procedures cannot be reliably met unless the following activities (the “Fundamental Activities”) are, in all material respects, conducted effectively:

(a)	the Corporation’s accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all of the Corporation’s financial transactions and consistent with internal financial controls implemented by companies of similar size and peer group as the Corporation;

(b)	the internal financial controls are regularly assessed for effectiveness and efficiency consistent with assessments performed by companies of similar size and peer group as the Corporation;

(c)	the Corporation’s quarterly and annual financial statements are properly prepared by management to comply with International Financial Reporting Standards (“IFRS”); and

(d)	the Corporation’s annual financial statements (and, if determined necessary by the Board, its quarterly financial statements) are reported on by an external auditor appointed by the shareholders of the Corporation.

To assist the Board in its monitoring of the Corporation’s financial reporting and disclosure, and to conform to applicable corporate and securities law, the Board has established the Audit Committee (the “Committee”) of the Board.

The role of the Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation, including its consolidated financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2.            COMPOSITION OF COMMITTEE

The Committee shall be appointed annually by the Board and consist of at least three members from among the directors of the Corporation, at least a majority of whom (or, if required by applicable law or stock exchange rules, each of whom) shall be an independent director. Officers of the Corporation who are also directors may not serve as members of the Committee. In accordance with National Instrument 58-101, a director is considered “independent” to the Corporation if he or she has no direct or indirect “material relationship” with the Corporation or any of its subsidiaries      which could, in the view of the Board, reasonably interfere with the exercise of his or her independent judgment. Notwithstanding the foregoing, a director will be deemed to have a “material relationship” with the Corporation (and therefore be considered as not independent) if he or she falls in one of the categories listed in Exhibit “A” attached hereto. All members of the Committee must also be “financially literate” (meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected and be raised by the Corporation’s financial statements).

The Board shall designate a chairperson of the Committee (the “Chair”).

In the event of a vacancy arising in the Committee or a loss of independence of any member (if previously independent and as a result the composition of the Committee no longer meets applicable independence requirements), the Committee will fill the vacancy within six months or by the following annual shareholders’ meeting if sooner.

3.            RELIANCE ON EXPERTS

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be entitled to rely in good faith upon:

(a)	financial statements of the Corporation represented to him by an officer of the Corporation or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles; and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.            LIMITATIONS ON COMMITTEE’S DUTIES

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee’s duties is monitoring and reviewing to endeavor to gain reasonable assurance (but not to ensure) that the Fundamental Activities are being conducted effectively and that the objectives of the Corporation’s financial reporting are being met and to enable the Committee to report thereon to the Board.

5.            AUDIT COMMITTEE RESPONSIBILITIES (GENERAL)

This Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate, reflecting the following:

•	Operating principles;

•	Operating procedures; and

•	Specific responsibilities and duties.

While the Committee has the responsibilities set forth in this Charter, it is not the duty of the Committee to prepare the financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Corporation is vested in management.

(a)            Operating Principles

The Committee shall fulfill its responsibilities within the context of the following principles:

(i)            Committee Values

The Committee expects management of the Corporation to operate in compliance with corporate policies; reflecting laws and regulations governing the Corporation; and to maintain strong financial reporting and control processes.

(ii)           Communications

The Committee, and its members, expect to have direct, open and frank communications throughout the year with management, other committee chairs, the external auditors, and other key Committee advisors or Corporation staff members, as applicable.

(iii)          Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that may be lawfully delegated.

(iv)          Financial Literacy

All Committee members should be sufficiently versed in financial matters to read and understand the Corporation’s financial statements and also to understand the Corporation’s accounting practices and policies and the major judgements involved in preparing the financial statements.

(v)            Annual Committee Work Plan

The Committee, in consultation with management and the external auditors, shall develop an annual Committee work plan responsive to the Committee’s responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall participate in a process for review of important financial topics that have the potential to impact the Corporation’s financial disclosure.

The work plan will be focused primarily on the annual and interim financial statements of the Corporation; however, the Committee may at its sole discretion, or the discretion of the Board, review such other matters as may be necessary to satisfy the obligations set out in this Charter.

(vi)          Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the Committee in consultation with other Committee members, senior management and the external auditors.

(vii)         Committee Expectations and Information Needs

The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors at a reasonable time in advance of meeting dates.

(viii)        Access to Committee

Representatives of the external auditor and management of the Corporation shall have access to the Committee each in the absence of the other.

(ix)          External Resources

To assist the Committee in discharging its responsibilities, the Committee may at its discretion, in addition to the external auditors, at the expense of the Corporation, retain one or more persons having special expertise, including independent counsel.

(x)            In Camera Meetings

At the discretion of the Committee, the members of the Committee shall meet in private session with the external auditors. In addition, at the discretion of the Committee, the members of the Committee shall meet in private with management of the Corporation, without the auditors being present at such meeting.

(xi)          Reporting to the Board

The Committee, through its Chair, shall report after each Committee meeting to the Board at the Board’s next regular meeting.

(xii)         The External Auditors

The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall report directly to and be accountable to the Board through the Committee. The external auditors shall report all material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, to the Committee.

(b)            Operating Procedures

(i)             The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chair, upon the request of two members of the Committee or at the request of the external auditors.

(ii)            A quorum shall be a majority of the members.

(iii)           Unless the Committee otherwise specifies, the Corporate Secretary (or her or his deputy) of the Corporation shall act as Corporate Secretary of all meetings of the Committee.

(iv)           In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

(v)            A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Corporation in a timely fashion.

(vi)           Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member of the Committee may in any manner waive a notice of the meeting. Attendance of a member of the Committee at a meeting constitutes waiver of notice of the meeting, except where the member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

(vii)          Subject to any law or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next regularly scheduled meeting of the Board).

6.             SPECIFIC RESPONSIBILITIES AND DUTIES OF AUDIT COMMITTEE

To fulfill its responsibilities and duties, the Committee shall:

(c)            Financial Reporting

(i)             Review, prior to public release, the Corporation’s annual and quarterly financial statements with management and the external auditors (with respect to quarterly financial statements, if they are to be reviewed by the external auditors) with a view to gaining reasonable assurance that the statements (A) are accurate within reasonable levels of materiality, (B) complete, and (C) represent fairly the Corporation’s financial position and performance in accordance with IFRS. The Committee shall report thereon to the Board before such financial statements are approved by the Board (with respect to quarterly financial statements, if they are to be prepared and approved by the Board, and not just the Committee).

(ii)            Receive from the external auditors reports of their review of the annual and quarterly financial statements (with respect to quarterly financial statements, if they are to be reviewed by the external auditors) and any management letters issued to the management of the Corporation.

(iii)           Receive from management a copy of any representation letter provided to the external auditors and receive from management any additional representations required by the Committee.

(iv)           Review, prior to public release, to the extent required pursuant to applicable securities laws, and, if appropriate, recommend approval to the Board, of news releases, to the extent required pursuant to applicable securities laws, and reports to shareholders issued by the Corporation with respect to the Corporation’s annual and quarterly financial statements.

(v)            Review and, if appropriate, recommend approval to the Board of financial statements included in prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar components of disclosure documents that may be issued by the Corporation.

(vi)           Review and validate procedures for the receipt, retention and resolution of complaints received by the Corporation from any party regarding accounting, auditing or internal controls. For greater certainty, the Committee’s responsibilities in this area will not include complaints about minor operational issues. Examples of minor operational issues include late payment of invoices, minor disputes over accounts owing or receivable, revenue and expense allocations and other similar items characteristic of the normal daily operations of the accounting department of a mining company.

(d)            Accounting Policies

(i)             Review with management and the external auditors the appropriateness of the Corporation’s accounting policies, disclosures, reserves, key estimates and judgements, including changes or variations thereto.

(ii)            Obtain reasonable assurance that they are in compliance with IFRS from management and external auditors and report thereon to the Board.

(iii)           Review with management and the external auditors the degree of conservatism of the Corporation’s underlying accounting policies, key estimates and judgements and provisions along with quality of financial reporting.

(iv)           Participate, if requested, in the resolution of disagreements, between management and the external auditors.

(v)            If applicable, review with management the policies and procedures used for the categorization of flow-through expenditures and the qualification of such expenditures to satisfy the Corporation’s existing obligations.

(e)            Risk and Uncertainty

(i)             Acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Corporation, determine the Corporation’s tolerance for risk and approve risk management policies. The Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:

A.	reviewing with management the Corporation’s tolerance for financial risks;

B.	reviewing with management its assessment of the significant financial risks facing the Corporation;

C.	reviewing with management the Corporation’s policies and any proposed changes thereto for managing those significant financial risks; and

D.	reviewing with management its plans, processes and programs to manage and control such risks.

(ii)            Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion.

(iii)           Review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments.

(iv)           Review the adequacy of insurance coverages maintained by the Corporation.

(v)            Review regularly with management, the external auditors and the Corporation’s legal counsel, any legal claims or other contingencies, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which these matters have been disclosed in the financial statements.

(f)            Financial Controls and Control Deviations

(i)             Review the plans of the external auditors to gain reasonable assurance that the evaluation and testing of applicable internal financial controls is comprehensive, coordinated and cost-effective.

(ii)            Receive regular reports from management and the external auditors on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereof.

(iii)           Institute a procedure that will permit any employee of the Corporation, including management employees, to bring to the attention of the Chair, under conditions of confidentiality, concerns relating to financial controls and reporting which are material in scope and which cannot be addressed, in the employee’s judgement, through existing reporting structures in the Corporation.

(iv)           Receive and periodically assess reports from management on the policies and procedures used to asses and ensure the adequacy of controls over financial information disclosed to the public, which is extracted or derived from the Corporation’s financial statements.

(g)            Compliance with Laws and Regulations

(i)             Review regular reports from management and others (e.g. external auditors) with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements including:

A.	tax and financial reporting laws and regulations;

B.	legal withholding requirements; and

C.	other laws and regulations which expose directors to liability.

(ii)            Review the filing status of the Corporation’s tax returns, (if applicable) flow-through share renunciation filings and those of its subsidiaries.

(h)            Relationship with External Auditors

(i)             Recommend to the Board the nomination of the external auditors.

(ii)            Approve the remuneration and the terms of engagement of the external auditors as set forth in the relevant engagement letter. The Chair has the authority to pre-approve non- audit services which may be required from time to time.

(iii)           Review the performance of the external auditors annually or more frequently as required.

(iv)           Receive annually from the external auditors an acknowledgement in writing that the shareholders, as represented by the Board and the Committee, are their primary client.

(v)            Receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by the Corporation.

(vi)           Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, and the materiality levels which the external auditors propose to employ.

(vii)          Meet with the external auditors in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee.

(viii)         Establish effective communication processes with management and the Corporation’s external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

(ix)            Establish a reporting relationship between the external auditors and the Committee such that the external auditors can bring directly to the Committee matters that, in the judgement of the external auditors, merit the Committee’s attention. In particular, the external auditors will advise the Committee as to disagreements between management and the external auditors regarding financial reporting and how such disagreements were resolved.

(i)             Other Responsibilities

(i)             After consultation with the Chief Financial Officer and the external auditors, consider at least annually, the quality and sufficiency of the Corporation’s accounting and financial personnel and other resources.

(ii)            Approve in advance non-audit services, including tax advisory and compliance services, provided by the external auditors. However, the Committee can establish a threshold amount for fees for non-audit services to be provided by the external auditors without advance approval of the Committee. The nature of such services and the associated cost will be provided to the Committee at the next following meeting.

(iii)           Investigate any matters that, in the Committee’s discretion, fall within the Committee’s duties.

(iv)           Perform such other functions as may from time to time be assigned to the Committee by the Board.

(v)            Review this Charter on a regular basis and prepare any appropriate updates for approval by the Board.

(vi)           Review disclosures regarding the organization and duties of the Committee to be included in any public document, including quarterly and annual reports to shareholders, information circulars and annual information forms

EXHIBIT “A” TO THE AUDIT COMMITTEE CHARTER

Meaning of “material relationship”

A “material relationship” is a relationship that could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. The following individuals are considered to have a material relationship with the issuer:

A.           an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

B.            an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

C.            an individual who: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

D.            an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor; (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

E.            an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

F.            an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12-month period within the last three years.

An individual will not be considered to have a material relationship with the issuer solely because (a) he or she had a relationship identified above if that relationship ended before March 30, 2004; or (b) he or she had a relationship identified above by virtue of such relationship being with a subsidiary entity or a parent of that issuer, if that relationship ended before June 30, 2005.

An individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member (a) has previously acted as an interim chief executive officer of the issuer, or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

For the purposes of “C” and “D” above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

For the purposes of “F” above, direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Despite any determination made whether an individual has a material relationship with an issuer, an individual who (a) accepts directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer. The indirect acceptance by an individual of any such consulting, advisory or other compensatory fee includes acceptance of a fee by (a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

“company” any corporation, incorporated association, incorporated syndicate or other incorporated organization.

“control” the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

“executive officer” of an entity means an individual who is (a) a chair of the entity; (b) a vice-chair of the entity; (b) the president of the entity; (d) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (e) an officer of the entity or any of its subsidiary entities who performs a policy-making function in respect of the entity; or (f) any other individual who performs a policy-making function in respect of the entity.

“issuer” includes a subsidiary entity of the issuer and a parent of the issuer.

“person” means an individual partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative.

“subsidiary entity” - a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by (i) that other, or (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other's subsidiary entity.

SCHEDULE “B”

New By-Law No.1

BY-LAW NO. 1

A by-law relating generally to

the conduct of the affairs of

SIGMA LITHIUM RESOURCES CORPORATION

CONTENTS

Part One – Interpretation

Part Two – Business of the Corporation

Part Three – Directors

Part Four – Meetings of Directors

Part Five – Committees

Part Six – Officers

Part Seven – Protection of Directors, Officers and Others

Part Eight – Shares

Part Nine – Dividends and Rights

Part Ten – Meetings of Shareholders

Part Eleven – Notices

Part Twelve – Electronic Documents

Part Thirteen – Repeal of Existing By-Law No. 1

Part Fourteen – Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Sigma Lithium Resources Corporation (the “Corporation”) as follows:

PART ONE

INTERPRETATION

1.01          Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

“Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

“appoint” includes “elect” and vice versa;

“articles” means the articles of the Corporation as from time to time amended or restated;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and any other by-law of the Corporation from time to time in force and effect;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

“recorded address” means in the case of a shareholder, his or her address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant to section 2.04;

“special meeting of shareholders” includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act;

words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons; and

the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02          Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART TWO

BUSINESS OF THE CORPORATION

2.01          Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be in the province in Canada from time to time specified in the articles and at such address within such province as the directors may from time to time determine.

2.02          Corporate Seal

The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.03          Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.04          Execution of Instruments

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation.

The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as set out above by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by an officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05          Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time by resolution prescribe or authorize.

2.06          Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

2.07          Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors. All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08          Voting Securities in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE

DIRECTORS

3.01          Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02          Qualification

Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. Unless the articles otherwise provide, a director need not be a shareholder. Subject to the Act, at least 25% of the directors of the Corporation must be resident Canadians. If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

3.03            Term of Office

A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

3.04            Election and Removal

Subject to being nominated in accordance with Section 3.11, directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of the shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05            Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)	he dies:

(b)	he is removed from office by the shareholders;

(c)	he becomes bankrupt;

(d)	he is found by a court in Canada or elsewhere to be of unsound mind; or

(e)	his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06            Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though 25% of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07            Action by Directors

The directors shall manage, or supervise the management of, the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the bylaws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

3.08            Canadian Directors Present at Meetings

The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09            Duties

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10            Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.11            Nominations of Directors and Advance Notice Provisions

Subject only to the Act and the articles and by-laws of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 3.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 3.11:

(a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 3.11 and PART Eleven.

(b)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this paragraph (b).

(c)	In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(e)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 3.11; provided, however, that nothing in this Section 3.11 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	For purposes of this Section 3.11, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)	Notwithstanding any other provision of the bylaws of the Corporation, notice given to the secretary of the Corporation pursuant to this Section 3.11 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

3.12            Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the directors shall from time to time determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR

MEETINGS OF DIRECTORS

4.01            Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02            Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

4.03            Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means upon written consent in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than two business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice. Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

4.04            Quorum

Subject to section 3.08, the quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05            First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06            Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07            Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the directors or a committee of directors by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting. A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the directors and committees of the directors.

4.08            Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.09            Chairman

The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, chief executive officer, president, lead director or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10            Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11            Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

PART FIVE

COMMITTEES

5.01            Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02            Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03            Audit Committee

The directors shall appoint annually from among its number an audit committee to be composed of not fewer than three directors. At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers provided in the Act and in other applicable law and in, addition, such other powers and duties as the directors may determine.

5.04            Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.05            Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

PART SIX

OFFICERS

6.01            Appointment of Officers

The directors shall annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a corporate secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed. Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office. In case and whenever the same person holds the offices of corporate secretary and treasurer, he or she may but need not be known as the secretary-treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02            Chairman of the Board

The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the lead director, if any, or by the president.

6.03            Lead Director

The board of directors may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board of directors. A lead director shall not be an officer of the Corporation.

6.04            Chief Executive Officer

The chief executive officer shall have, under the control of the board of directors, general supervision and direction of the business and affairs of the Corporation. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors and the chairman of the board. In the absence of the chairman of the board and lead director, if any, and if the executive officer is also a director of the Corporation, the executive officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.05            President

Unless the board of directors determines otherwise, the president shall be the chief operating officer of the Corporation and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the chairman of the board and the chief executive officer. In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.06            Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vicepresident who is not a director shall not preside as chairman at any meeting of directors or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the directors.

6.07            Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer and the president.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board of directors, the shareholders, officers, auditors and members of committees and advisory bodies of the board of directors. Unless otherwise determined by the board of directors, the corporate secretary shall attend and record minutes of all meetings of the board of directors, committees of the board of directors, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to section 8.03 hereof, required by law to be kept, except accounting records.

6.08            Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the directors may specify. Unless and until the directors designate any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

6.09            Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.10            Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

6.11            Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.12            Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

6.13            Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Corporation in accordance with section 7.04.

6.14            Vacancies

If the office of chairman, lead director, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the directors pursuant to section 6.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the corporate secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.15            Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN

PROTECTION OF DIRECTORS AND OFFICERS

7.01            Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing in these by-laws shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02            Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation may advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03            Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Corporation or of another body corporate at the Corporation's request.

7.04            Conflict of Interest

A director or officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or transaction shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the permitted board shall not vote on any resolution to approve the same, except as permitted by the Act.

7.05            Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART EIGHT

SHARES

8.01            Issuance

Subject to the Act and the articles of the Corporation, the directors may from time to time issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02            Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03            Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The directors may at any time terminate any such appointment.

8.04            Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.05            Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.06            Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.07            Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors, or any officer or agent designated by the directors, may from time to time prescribe, whether generally or in any particular case.

8.08            Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE

DIVIDENDS AND RIGHTS

9.01            Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02            Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03            Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 9.02, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04            Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.05            Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART TEN

MEETINGS OF SHAREHOLDERS

10.01            Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six months after the end of each financial year of the Corporation and (ii) 15 months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

10.02            Special Meetings

The directors shall have power to call a special meeting of shareholders at any time.

10.03            Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the directors determine. If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

10.04            Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors' report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05            List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared.

10.06            Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date, in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07            Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

10.08            Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.09            Chairman, Corporate Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president, lead director or a vicepresident who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the corporate secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.10            Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11            Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

10.12            Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 10.05, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

10.13            Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

10.14            Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15            Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.16            Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law and the Act, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.17            Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required or demanded as provided in section 10.18. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.18            Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19            Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20            Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN

NOTICES

11.01            Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Part Twelve and as applicable, Section 3.11 of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.

11.02            Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03            Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the chairman of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04            Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.05            Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.06            Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his or her new address.

11.07            Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.08            Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

11.09            Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE

ELECTRONIC DOCUMENTS

12.01            Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

PART THIRTEEN

REPEAL OF EXISTING BY-LAW NO. 1

13.01            Repeal of Existing By-Law No. 1

As of the coming into effect of this ByLaw No.1, the existing By-law No. 1 of the Corporation made as of May, 2018, is repealed provided that such repeal does not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue good and valid.

PART FOURTEEN

EFFECTIVE DATE

14.01            Effective Date

This by-law shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board the 29 day of May, 2021.

WITNESS the seal of the Corporation.

Name: Calvyn Gardner	Name: Ana Cristina Cabral
Title: Co-Chairman, Chief Executive Officer and Director	Title: Co-Chair, Chief Strategy Officer and Director

SCHEDULE “C”

Amended Equity Incentive Plan

SIGMA LITHIUM RESOURCES CORPORATION

EQUITY INCENTIVE PLAN

Section 1          Purpose; Definitions.

1.1            Purpose. The purposes of the Sigma Lithium Resources Corporation Equity Incentive Plan (the “Plan”) are to enable Sigma Lithium Resources Corporation (the “Corporation”) and its Affiliates (as defined herein) to:

(a)	recruit and retain highly qualified personnel,

(b)	provide those personnel with an incentive for productivity,

(c)	provide an opportunity to those personnel to earn competitive total compensation, and

(d)	provide those personnel with an opportunity to share in the growth and value of the Corporation.

1.2            Definitions. For purposes of the Plan, the following initially capitalized words and phrases will be defined as set forth below, unless the context clearly requires a different meaning:

“Affiliate” means any Person that is a Subsidiary of the Corporation, or directly or indirectly controls, or is controlled by, or is under common control with, the Corporation (or their successors).

“Award” means a grant of Options or Restricted Share Units pursuant to the provisions of the Plan.

“Award Agreement” means the written document that sets forth the terms of the particular Award.

“Black Out Period” means any period during which a policy of the Corporation prevents an Insider from trading in Shares.

“Board” means the board of directors of the Corporation, as constituted from time to time; provided, however, that if the Board appoints a Committee to perform some or all of the Board’s administrative functions hereunder pursuant to Section 2.1, references in the Plan to the “Board” will be deemed to also refer to that Committee in connection with matters to be performed by that Committee.

“Business Day” means a day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada.

“Cash Dividends” means dividends declared and paid in cash on any Shares.

“Cause” means (a) conviction of, or the entry of a plea of guilty or no contest to a crime that causes the Corporation or any of its Affiliates public disgrace or disrepute, or adversely affects the Corporation’s or any of its Affiliates’ operations or financial performance or the relationship the Corporation has with any of its Affiliates, (b) gross negligence or willful misconduct with respect to the Corporation or any of its Affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of employment or service; (c) refusal, failure or inability to perform any material obligation or fulfill any duty (other than any duty or obligation of the type described in item (e) below) to the Corporation or any of its Affiliates (other than due to a Disability), which failure, refusal or inability is not cured within ten days after delivery of notice thereof; (d) material breach of any agreement with or duty owed to the Corporation or any of its Affiliates; (e) any breach of any obligation or duty to the Corporation or any of its Affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights; or (f) any other conduct that constitutes “cause” at common law. Notwithstanding the foregoing, if a Participant and the Corporation (or any of its Affiliates) have entered into an employment agreement or other agreement that specifically defines “cause,” then with respect to such Participant, “Cause” shall have the meaning defined in that employment agreement or other agreement.

“CEO” means the chief executive officer of the Corporation.

“Change in Control” means the occurrence of any of the following, in one transaction or a series of related transactions: (a) any Person acquires beneficial ownership within the meaning of the Securities Act, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding Shares for the election of Directors; (b) a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in the shareholders of the Corporation immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event; (c) the sale or other disposition of all or substantially all the assets of the Corporation (other than a transfer of financial assets made in the ordinary course of business for the purpose of securitization or other ordinary course activities); (d) a liquidation or dissolution of the Corporation; or (e) any similar event deemed by the Board to constitute a Change in Control for purposes of the Plan. Notwithstanding the foregoing provisions, a transaction or a series of related transactions will not constitute a Change in Control if such transaction(s) result(s) in the Corporation, any successor to the Corporation, or any successor to the Corporation’s business, being controlled, directly or indirectly, by the same Person or Persons who controlled the Corporation, directly or indirectly, immediately before such transaction(s).

“Committee” means a committee appointed by the Board in accordance with Section 2 of the Plan.

“Corporation” has the meaning ascribed to such term in 1.1. “Director” means a member of the Board.

“Disability” means the mental or physical state of a Participant such that the Participant has been unable as a result of illness, disease, mental or physical incapacity or similar cause to fulfill the material and substantial duties and obligations of such Participant to the Corporation or its Affiliates, as the case may be, either for any consecutive six month period or for any period of 12 months (whether or not consecutive) in any consecutive 24 month period.

“Discounted Market Price” has the meaning ascribed to such term in TSXV Policy 1.1 –

Interpretation.

“Fair Market Value” means, as of any date: (a) if the Shares are not then publicly traded, the fair market value of such Shares on the day immediately preceding such date, as determined by the Board in its sole and absolute discretion; or (b) if the Shares are publicly traded, the volume weighted average trading price of the Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price as of such date, the Fair Market Value shall be the Discounted Market Price as of such date) or, if the Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Shares for the ten trading days immediately proceeding such date; provided that if there has not been at least five trading days in such period in which Shares have traded then for purposes of this item (b) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there has been trades shall be used.

“Insider” means an insider as defined in the Securities Act, other than a Person who would be deemed an “insider” only by virtue of being a trustee, director or senior officer of a Subsidiary.

“Option” means any option to purchase Shares granted pursuant to Section 5 hereof.

“Participant” means an employee or officer of the Corporation or any of its Affiliates, a Director, or a designated Service Provider, to whom an Award is granted.

“Person” means an individual, partnership, limited partnership, corporation, limited liability company, trust, joint venture, unincorporated association, or other entity or association.

“Plan” has the meaning ascribed to such term in 1.1.

“Restricted Share Unit” means a right granted under and subject to restrictions pursuant to Section 6.1 hereof.

“Securities Act” means the Securities Act (Ontario), as amended from time to time, and any successor thereto.

“Service Provider” means a Person, other than a Director, an employee or officer of the Corporation or of an Affiliate, that:

(a)	is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a “distribution” (as defined in the Securities Act)

(b)	provides the services under a written contract with the Corporation or an Affiliate; and

(c)	spends or will spend an initial, renewable or extended period of 12 months or more of time and attention on the affairs and business of the Corporation or an Affiliate,

and includes, for an individual service provider, a corporation of which the individual service provider is an employee or shareholder, and a partnership of which the individual service provider is an employee or partner.

“Shares” mean shares in the capital of the Corporation, subject to substitution or adjustment as provided in 4.3 hereof but, except as otherwise provided in the Plan, does not include special voting shares or the equivalent.

“Subsidiary” means any partnership, corporation or trust that is a subsidiary of the Corporation, as such term is defined under subsection 2(5) of the Canada Business Corporations Act, read as if the word “body corporate” includes a trust, partnership, limited liability company or other form of business organization.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time. “TSXV” means the TSX Venture Exchange.

Section 2          Administration.

2.1            Establishment of Committee. The Plan will be administered by the Board; provided, however, that the Board may at any time appoint a Committee to perform some or all of the Board’s administrative functions hereunder; and provided further, that the authority of any Committee appointed pursuant to this section will be subject to such terms and conditions as the Board may prescribe and will be coextensive with, and not in lieu of, the authority of the Board hereunder. Unless determined otherwise by the Board, if a Committee is to be used for purposes of the Plan, it shall be the compensation committee of the Board.

2.2            Composition of Committee; Partial or Total Removal. Subject to the requirements of the Corporation’s constating documents and any other agreement that governs the appointment of Board committees, any Committee established under Section 2.1 will be composed of not fewer than two members, each of whom will serve for such period of time as the Board determines. From time to time, the Board may increase the size of the Committee and appoint additional members thereto, remove members and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

2.3            Voting by Members. Directors who are eligible for Awards or have received Awards may vote on any matters affecting the administration of the Plan or the grant of Awards, except that no such member will act upon the grant of an Award to himself or herself, but any such member may be counted in determining the existence of a quorum at any meeting of the Board during which action is taken with respect to the grant of Awards to himself or herself.

2.4            Granting of Awards. The Board will have full authority to grant Awards under the Plan. In particular, subject to the terms of the Plan, the Board will have the authority to:

(a)	select the Participants to whom Awards may from time to time be granted hereunder (consistent with the eligibility conditions set forth in Section 3.1);

(b)	determine the type of Award to be granted to any Participant hereunder;

(c)	determine the number of Shares, if any, to be covered by each Award; and

(d)	establish the terms and conditions of each Award Agreement.

2.5            Administrative Rules, etc. The Board will have the authority to establish, amend and rescind such administrative rules, guidelines and practices governing the Plan as it, from time to time, deems advisable; to interpret the terms and provisions of the Plan, any Award issued under the Plan, and any Award Agreement; and to otherwise supervise the administration of the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it deems necessary to carry out the intent of the Plan.

Board Decisions Final. All decisions made by the Board pursuant to the provisions of the Plan will be final and binding on all Persons, including the Corporation and Participants. No Director will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

Section 3          Eligibility.

3.1            Eligibility. Directors, officers and employees of the Corporation or an Affiliate, and designated Service Providers, are eligible to be granted Awards under the Plan.

3.2            CEO Recommendations. The CEO may from time to time recommend to the Board employees of the Corporation or its Affiliates, for participation in the Plan, the extent and terms of their participation and the performance measures, if any, applicable thereto.

Section 4          Shares Subject to the Plan.

4.1            Shares Subject to the Plan. For purposes of this section, “issued and outstanding Shares” means the aggregate number of Shares then outstanding (but excluding special voting shares or the equivalent) plus the aggregate number of Shares issuable on exchange of securities in respect of which special voting shares or the equivalent have been issued.

The Shares to be subject to or related to Awards under the Plan will be authorized and unissued Shares of the Corporation. The maximum number of Shares that are issuable to Participants that may be subject to Awards under the Plan is 13,393,499. The Corporation will reserve for the purposes of the Plan, out of its authorized and unissued Shares, such number of Shares.

Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant may be the grantee of Awards with respect to more than 5% of the then issued and outstanding Shares. In addition, (i) the number of Shares issuable to Insiders, at any time, pursuant to the Plan and any other security-based compensation arrangement adopted by the Corporation, cannot exceed 10% of the then issued and outstanding Shares; (ii) the number of Shares issued to Insiders, within any one year period, under the Plan and any other security-based compensation arrangement adopted by the Corporation cannot exceed 10% of the then issued and outstanding Shares;

(iii)            the number of Shares issued to any one Service Provider, within any one year period, under the Plan and any other security-based compensation arrangement adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; (iv) the number of Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Plan and any other security-based compensation arrangement adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; and (v) unless any required approvals of the TSXV in connection therewith have been obtained, no Restricted Share Units may be issued to any Participants retained to provide Investor Relations Activities to the Corporation.

4.2            Effect of the Expiration, Termination or Exercise of Awards. If and to the extent that an Option expires, terminates or is cancelled or forfeited for any reason without having been exercised in full, the Shares associated with that Option will again become available for grant under the Plan. Similarly, if and to the extent a Restricted Share Unit is cancelled or forfeited for any reason, the Shares subject to that Restricted Share Unit will again become available for grant under the Plan.

4.3            Other Adjustment. In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Shares, substitutions or adjustments will be made by the Board in its discretion: (i) to the aggregate number, class and/or issuer of the securities reserved for issuance under the Plan (including, but not limited to, with respect to the aggregate number of Awards any one Participant may be granted during any period stated in Section 4.1); (ii) to the number, class and/or issuer of securities subject to outstanding Awards; and (iii) to the exercise price of outstanding Options, in each case in a manner that reflects equitably the effects of such event or transaction.

The appropriate adjustments in the number of Shares under an Award and the other terms and conditions thereunder, may be made by the Board in its discretion and in order to give effect to the adjustments in the number of Shares of the Corporation resulting from the implementation and operation of any shareholder rights plan which may be established in the future, as amended, restated or revised from time to time.

4.4            Change in Control.

(a)	Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of any Change in Control of the Corporation, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, cancel any Award in exchange for a substitute award with respect to the successor entity or its parent contingent upon the occurrence of that Change in Control. Substitute awards shall have no less economic value, no more stringent performance conditions, and similar vesting schedules as existing Awards. Notwithstanding the foregoing, any vested Options or Restricted Share Units shall continue to be exercisable until the occurrence of the Change in Control

(b)	In respect of any Change in Control of the Corporation, the Board shall cause all outstanding Options and Restricted Share Units to become vested and immediately exercisable upon completion of the Change in Control.

(c)	With respect to any Change in Control transaction, the Board shall cause all outstanding Options and Restricted Share Units to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Shares issuable thereunder) or such Restricted Share Units to the Change in Control transaction.

Section 5          Options.

5.1            Form of Options. Any Option granted under the Plan will be in such form as the Board may at the time of such grant approve. The Award Agreement evidencing any Option will incorporate the following terms and conditions and will contain such additional terms and conditions (including that vesting may be subject to performance tests at the discretion of the Board), not inconsistent with the terms of the Plan, as the Board deems appropriate in its sole and absolute discretion:

5.2            Option Price. The exercise price per Share purchasable under an Option will be determined by the Board and will not be less than 100% of the Fair Market Value of a Share on the date of the grant.

5.3            Option Term. The term of each Option will be fixed by the Board; provided, however, that no Option will be exercisable more than ten years after the date the Option is granted. No Option may be exercised by any Person after expiration of the term of the Option.

If the term of an Option expires during or within ten days after the last day of a Black Out Period, then such Option shall expire on the date that is ten Business Days following the end of the Black Out Period. The Black Out Period shall not be subject to the discretion of the Board.

5.4            Exercisability. Options awarded to a Participant will vest and be exercisable as follows:

(i)	on and after the first anniversary of the date of grant, as to 20% of such Options;

(ii)	on and after the second anniversary of the date of grant, as to 40% of such Options;

(iii)	on and after the third anniversary of the date of grant, as to 60% of such Options;

(iv)	on and after the fourth anniversary of the date of grant, as to 80% of such Options; and

(v)	on and after the fifth anniversary of the date of grant, as to 100% of such Options.

subject to the right of the Board to determine at the time of grant that a particular Option will be exercisable in whole or in part on different dates and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on earlier dates for any reason.

5.5            Method of Exercise. Subject to the exercisability and termination provisions set forth herein and in the applicable Award Agreement, Options may be exercised in whole or in part at any time and from time to time during the term of the Option, by the delivery of written notice of exercise by the Participant to the Corporation specifying the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by cash, certified cheque or bank draft.

No Shares will be issued upon exercise of an Option until full payment therefor has been made. A Participant will not have the right to Cash Dividends or any other rights of a shareholder with respect to Shares subject to the Option until the Participant has given written notice of exercise, has paid in full for such Shares, if requested, has given the representation described in Section 9 hereof and fulfills such other conditions as may be set forth in the applicable Award Agreement.

5.6            Termination of Service. Unless otherwise specified in the Award Agreement, Options will be subject to the terms of Section 7 with respect to exercise upon or following termination of employment or other service of the Participant.

5.7            Transferability of Options. Except as may otherwise be specifically determined by the Board with respect to a particular Option, no Option will be transferable by the Participant other than by will or by the laws of descent and distribution, and all Options will be exercisable, during the Participant’s lifetime, only by the Participant.

Section 6          Restricted Share Units.

6.1            General. Restricted Share Units may be granted hereunder, subject to such terms and conditions as the Board may impose. Each Restricted Share Unit shall initially have a value equal to the Fair Market Value of a Share when the subject Award is made. Each Restricted Share Unit will represent the right to receive from the Corporation, after fulfillment of any applicable conditions (including, at the discretion of the Board, performance-based conditions), a distribution from the Corporation of either (i) one Share, or (ii) an amount in cash equal to the Fair Market Value of one Share on the date of distribution. Distributions may be made in cash and/or Shares at the sole discretion of the Board when the subject Award is made. Unless otherwise determined by the Board, Restricted Share Units may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent or distribution. All other terms governing Restricted Share Units, such as vesting, performance criteria, Cash Dividend rights, time and form of payment and termination of Restricted Share Units shall be set forth in the applicable Award Agreement.

6.2            Restricted Share Unit Term. The term of each Restricted Share Unit will be fixed by the Board; provided, however, that no Restricted Share Unit will be exercisable more than ten years after the date the Restricted Share Unit is granted. No Restricted Share Unit may be exercised by any Person after expiration of the term of the Restricted Share Unit.

6.3            Vesting. Restricted Share Units will vest on and after the third anniversary of the date of grant subject to the right of the Board to determine at the time of grant that a particular Restricted Share Unit will be exercisable in whole or in part on different dates and to determine at any time after the time of grant that a particular Restricted Share Unit will be exercisable in whole or in part on earlier dates for any reason.

Section 7          Termination of Service.

7.1            General. Unless otherwise specified by the Board with respect to a particular Option or Restricted Share Unit or otherwise provided for in this Section 7, any portion of an Option or Restricted Share Unit that is not exercisable upon termination of service will expire immediately and automatically upon such termination and any portion of an Option or Restricted Share Unit that is exercisable upon termination of service will expire on the date it ceases to be exercisable in accordance with this Section 7.

7.2            Termination by Reason of Death. If a Participant’s service with the Corporation or any Affiliate terminates by reason of death, any Option or Restricted Share Unit held by such Participant will be immediately fully vested and exercisable and will only be exercisable by the legal representative of the estate or by the legatee of the Participant under the will of the Participant, for a period ending 12 months following the date of death (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit). The exercisability of any Option or Restricted Share Unit which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or Restricted Share Unit, as applicable, may not be sold prior to the date on which the corresponding Option or Restricted Share Unit, as the case may be, would otherwise have vested in the ordinary course.

7.3            Termination by Reason of Retirement. In the event of the retirement of a Participant from employment by the Corporation, any Option or Restricted Share Unit held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending 12 months following the date of retirement (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit). At the end of the 12 month period, such Option or Restricted Share Unit will expire and terminate and all unexercised rights will be forfeited. In the event such Participant ceases to be retired and becomes employed with a competitor of the Corporation, determined in the sole discretion of the Board in good faith (“New Employment”), the Option or Restricted Share Unit will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period of 30 days from the date of New Employment (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit).

7.4            Termination by Reason of Resignation or Natural Termination of Service Provider Contract. In the event of the resignation of a Participant from employment by the Corporation or any Affiliate, or a Participant’s contract as a Service Provider terminates at its normal termination date, any unvested Option or Restricted Share Unit held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or Restricted Share Unit will only remain exercisable for a period ending 30 days following the date of resignation or the normal termination date, as applicable (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit).

7.5            Termination by Reason of Disability. If a Participant’s service with the Corporation or any Affiliate terminates by reason of Disability, any Option or Restricted Share Units held by such Participant may thereafter be exercised by the Participant or his or her personal representative, to the extent it was exercisable at the time of termination, for a period ending 12 months following the date of termination by reason of Disability (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit). The exercisability of any Option or Restricted Share Unit which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative entering into an arrangement under which the Common Shares issued upon exercise of such Option or Restricted Share Unit, as applicable, may not be sold prior to the date on which the corresponding Option or Restricted Share Unit, as the case may be, would otherwise have vested in the ordinary course.

7.6            Termination of Employment or Service Without Cause. If a Participant’s service as an employee with the Corporation or any Affiliate is terminated by the Corporation or such Affiliate without Cause, or a Participant’s contract as a Service Provider is terminated by the Corporation or such Affiliate before its normal termination date without Cause:

(a)	any vested Option or Restricted Share Unit will only remain exercisable for a period ending six months following the date of termination (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit);

(b)	such number of unvested Restricted Share Units held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending six months following the date of termination (or, if sooner, on the last day of the stated term of such Restricted Share Unit):

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

(c)	such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending six months following the date of termination (or, if sooner, on the last day of the stated term of such Option):

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
Number of months from the date of grant of the Options to the latest vesting date of the Options

For the purposes of this section only, “date of termination” refers to the later of: (A) the actual last day worked by the employee or the Service Provider and (B) the last date of the period that the Participant is in receipt of or is eligible to receive any statutory, contractual or common law notice or pay in lieu thereof.

The following is an example calculation in respect of an employee who is terminated two years and six months following the date on which the employee is granted 1,000 Options and 1,000 Restricted Share Units with a five year vesting period, with 20% of the awards vesting on each anniversary of the grant date.

(i)            Vested Options and Restricted Share Units

400 Options and 400 Restricted Share Units (in respect of both Options and Restricted Share Units, 20% vested on the first anniversary of the grant date and 20% vested on the second anniversary of the grant date) are vested and exercisable for six months following the termination date.

(ii)            Unvested Restricted Share Units Accelerated

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

100	=	200	x	6
12

(iii)            Unvested Options Accelerated

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
Number of months from the date of grant of the Options to the latest vesting date of the Options

300	=	600	x	30
60

7.7            Termination of Employment or Service with Cause. If a Participant’s service with the Corporation or any Affiliate is terminated for Cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for Cause: (i) any Option or Restricted Share Unit held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Shares, if any.

7.8            Ceasing to Hold Office. In the event that a Participant who is not an employee or Service Provider ceases to hold office as a Director: (i) if it was the Participant’s decision to cease to hold office, the provisions of Section 7.4 will apply; and (ii) otherwise, the provisions of Section 7.6 will apply.

Section 8          Amendment and Termination of Plan.

8.1            Amendment or Termination. The Board may, in its sole discretion, at any time and from time to time, amend, suspend or terminate the Plan; provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award.

8.2            Shareholder Approval for Certain Amendments. Notwithstanding the provisions of Section 8.1, the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Plan for any of the following purposes:

(a)	to increase the maximum number of Shares that may be issued pursuant to Awards granted under the Plan as set out in Section 4.1;

(b)	to reduce the exercise price of Options to less than the Fair Market Value;

(c)	to reduce the exercise price of Options for the benefit of an Insider;

(d)	to extend the expiry date of Awards for the benefit of any Participant (including Insiders);

(e)	to increase the maximum number of Shares issuable to Insiders pursuant to Section 4.2; or

(f)	to amend the provisions of this section.

8.3            Amendments Without Shareholder Approval. In addition to the changes that may be made pursuant to Section 4.3, the Board may, at any time and from time to time, without the approval of the shareholders of the Corporation, make amendments to the Plan including, but not limited to:

(a)	amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Plan;

(b)	termination of the Plan;

(c)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

(d)	amendments in respect of the vesting provisions of any Awards; or

(e)	amendments to the termination provisions of Awards granted under the Plan that do not entail an extension beyond the original expiry date,

provided that (i) any required approval of any regulatory authority or stock exchange is obtained; (ii) if the amendments would reduce the exercise price of Options or extend the expiry date of Awards granted to Insiders, other than as authorized pursuant to Section 4.3, approval of the shareholders of the Corporation must be obtained; (iii) the Board would have had the authority to initially grant the Award under the terms as so amended; and (iv) the consent or deemed consent of the holder of the Award is obtained if the amendment would materially prejudice the rights of such holder.

Section 9         General Provisions.

9.1            Representations. The Board may require each Participant to represent to and agree with the Corporation in writing that the Participant is acquiring securities of the Corporation for investment purposes and without a view to distribution thereof and as to such other matters as the Board believes are appropriate.

9.2            Compliance with Regulatory Requirements.

(a)	Shares shall not be issued hereunder unless, in the judgment of counsel for the Corporation, the issuance complies with the requirements of any stock exchange or quotation system on which the Shares are then listed or quoted, all rules and regulations promulgated thereunder and all other applicable laws, including all applicable corporate, securities and income tax laws (including any applicable provisions of the Tax Act and income tax legislation of any other jurisdiction (including any jurisdiction within Canada or the United States, such as a province, state or territory) and the regulations thereunder, in each case as the same may from time to time be amended.

(b)	Without limiting the generality of the foregoing or any other provision hereof, the Corporation may take such steps and require such documentation from Participants as the Board may from time to time determine are necessary or desirable to ensure compliance with all applicable laws and the terms of the Plan.

(c)	All certificates for Shares or other securities delivered under the Plan will be subject to such share-transfer orders and other restrictions as the Board may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Shares are then listed and any applicable laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

9.3            No Further Rights Regarding Employment or Engagement Conferred. Neither the adoption of the Plan nor the execution of any document in connection with the Plan will: (i) confer upon any employee of the Corporation or an Affiliate or a Service Provider any right to continued employment or engagement with the Corporation or such Affiliate, or (ii) interfere in any way with the right of the Corporation or such Affiliate to terminate the employment of any of its employees at any time or to terminate the service of any Service Provider.

9.4            Taxes. With respect to any Award, the Participant will pay to the Corporation, or make arrangements satisfactory to the Board regarding the payment of, taxes of any kind required by law to be withheld with respect to any amount includible in the gross income of the Participant as required by applicable law. The obligations of the Corporation under the Plan will be conditioned on such payment or arrangements and the Corporation will have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. Specifically:

(a)	In taking any action under the Plan, or in relation to any rights or benefits hereunder, the Corporation and each Participant shall comply with all provisions and requirements of any income tax legislation or regulations of any jurisdiction which may be applicable to the Corporation or holder, as the case may be.

(b)	The Corporation and any of its Subsidiaries may withhold, or cause to be withheld, and deduct, or cause to be deducted, any amount the Corporation or any of its Subsidiaries is required by applicable law to withhold or deduct on account of income taxes or other deductions required by any Canadian or foreign, federal, provincial, territorial, state or local taxing authorities or other amounts required by law to be withheld in relation to the grant or exercise or surrender of any Option or any payment or benefit under this Plan.

(c)	The Corporation and any of its Subsidiaries shall have the right to require, in connection with exercise or surrender of any Option, payment by the Participant of any amount the Corporation or any of its Subsidiaries is required to withhold or deduct as contemplated in section 9.4(b) in order to satisfy all tax obligations, including withholding obligations, in connection with such exercise and any payment or benefit under this Plan in respect thereof.

(d)	The Corporation shall have the right to sell, or arrange for the sale, in the market or as the Corporation may determine, on behalf of any Participant, such portion of any Shares issuable to the Participant on exercise of any Option as the Corporation may determine, in order to realize net cash proceeds sufficient to permit the Corporation or any of its Subsidiaries to pay any amount the Corporation or any of its Subsidiaries is required to withhold or deduct as contemplated in section (the “Tax Withholding Amount”) and shall have the right to withhold, or cause to be withheld, or deduct, or cause to be deducted, from such proceeds any or all of such Tax Withholding Amount. Unless the Board otherwise determines, the Participant shall be responsible for paying all transaction costs, including brokerage commissions or similar fees (collectively, the “Transaction Costs”), in connection with such sales and the Corporation may authorize any investment bank or other person selling Shares on behalf of the Participant to sell Common Shares on behalf of the Participant in order to realize sufficient proceeds to pay such Transaction Costs and such investment bank or other person shall be entitled to so sell such additional shares on behalf of the Participant and deduct from the proceeds of such sale such Transaction Costs. If any investment bank or other person sells any Shares on behalf of a Participant as contemplated in this section, any net amount after deduction of the Tax Withholding Amount and Transaction Costs shall be paid to the holder.

(e)	The Corporation and any of its Subsidiaries may take such other action as the Board may consider advisable to enable the Corporation or any of its Subsidiaries and any Participant to satisfy obligations for the payment of withholding or other tax obligations in connection with the grant or exercise or surrender of any Option, any payment required under this Plan or which may otherwise be required by any applicable laws in respect of this Plan or any benefit or amount under this Plan.

Each Participant (or the Participant’s legal representatives) shall bear and be responsible for any and all income or other tax imposed in respect of the grant and exercise or surrender of any Option under the Plan and in respect of any amount payable to or benefit received or deemed to be received by such Participant (or legal representative) under the Plan. Each Participant shall be responsible for reporting and paying all income and other taxes applicable to or payable in respect of any Option granted to the Participant, any exercise or surrender of such Option, any payment required under this Plan and any transactions involving Shares which may be issued on exercise of any Option, and any dividends or distributions in respect thereof, or proceeds from any sale or disposition thereof, including, without limitation, any taxes payable in respect of any sale odisposition of Shares made by or on behalf of the holder (including as contemplated in section 9.4(d)).

(a)	If the Corporation (or any of its Subsidiaries) does not withhold any amount or require payment of an amount by a Participant (or legal representative), sufficient to satisfy all income tax obligations referred to in section 9.4(b), the Participant (or legal representative) shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation (or any of its Subsidiaries) in satisfaction of any such obligation.

9.5            Invalid Provisions. In the event that any provision of the Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

9.6            Governing Law. The Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the Province of Ontario.

9.7            Board Action. Notwithstanding anything to the contrary set forth in the Plan, any and all actions of the Board taken under or in connection with the Plan and any agreements, instruments, documents, certificates or other writings entered into, executed, granted, issued and/or delivered pursuant to the terms hereof, will be subject to and limited by any and all votes, consents, approvals, waivers or other actions of all or certain shareholders of the Corporation or other Persons required by the Corporation’s constating documents and any other agreement, instrument, document or writing now or hereafter existing, between or among the Corporation and its shareholders or other Persons (as the same may be amended from time to time).

9.8            Notices. Any notice to be given to the Corporation pursuant to the provisions of the Plan shall be delivered or given by registered or certified mail, postage prepaid, and, addressed, if to the Corporation to its principal executive office to the attention of its Chief Financial Officer (or such other individual as the Corporation may designate in writing from time to time), and, if to a Participant, to his or her address contained in the Corporation’s personnel records, or at such other address as such Participant may from time to time designate in writing to the Corporation. Any such notice given by delivery will be deemed given on the date of actual delivery, and any such notice given by mail shall be deemed given or delivered three days after the date of mailing.

Section 10        Effective Date of Plan: Term of Plan.

10.1            Effective Date. Subject to the obtaining of any required approvals of the Plan within 12 months of the Plan’s adoption by the Board, the Plan will become effective on the date that it is approved by the Board (or such later date as is then specified by the Board).

10.2            Term. The Plan will continue in effect until terminated in accordance with Section 8.1.